PROSPECTUS SUPPLEMENT NO. 24	Filed pursuant to Rule 424(b)(3)
(To Prospectus dated May 1, 2006)	Registration No. 333-133072
UROPLASTY, INC.
1,918,809 Shares of Common Stock
and
1,180,928 Shares of Common Stock
Issuable Upon Exercise of Warrants
This prospectus supplement relates to shares of our common stock that may be sold at various times by certain selling shareholders. You should read this prospectus supplement no. 24, the prior prospectus supplements and the prospectus dated May 1, 2006, which are to be delivered with this prospectus supplement. Our May 1, 2006 prospectus is a combined prospectus under Rule 429(a) of the Securities Act of 1933, as amended, with our prior prospectus dated July 29, 2005 and supplements thereto (See Registration No. 333-126737 filed with the Securities and Exchange Commission on July 20, 2005 and declared effective on July 29, 2005).
This prospectus supplement contains our Annual Report on Form 10-KSB for the fiscal year ended March 31, 2007. This report was filed with the Securities and Exchange Commission on June 6, 2007. The attached information supplements and supersedes, in part, the information contained in the prospectus.
Our common stock is traded on the American Stock Exchange under the symbol “UPI.” On June 6, 2007, the closing price of our common stock on the American Stock Exchange was $4.50 per share.
This investment is speculative and involves a high degree of risk. See “Risk Factors” on page 6 of the prospectus to read about factors you should consider before buying shares of the common stock.
Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Prospectus Supplement dated June 7, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-KSB
Annual Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended March 31, 2007
Commission File No. 000-20989
UROPLASTY, INC.
(Name of Small Business Issuer in its Charter)

Minnesota	41-1719250
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)
5420 Feltl Road
Minnetonka, Minnesota 55413-2820
(Address of principal executive offices)
(952) 426-6140
(Issuer’s telephone number, including area code)
Securities registered under Section 12(g) of the Exchange Act: Common Stock, $.01 par value (Title of class)
Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☑ NO ☐
Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of Company’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES ☐ NO☑
Issuer’s revenues for its most recent fiscal year: $8,311,001
The aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold or the average bid and asked prices of such stock as of May 29, 2007 was $40,998,000.

The number of shares outstanding of the issuer’s only class of common stock on May 29, 2007 was 13,160,700.

Documents Incorporated By Reference: Portions of our Proxy Statement for our 2007 Annual Meeting of Shareholders (the “Proxy Statement”), are incorporated by reference in Part III.
Transitional Small Business Disclosure Format: YES ☐ NO ☑

PART I
Uroplasty, Inc. may from time to time make written or oral “forward-looking statements,” including our statements contained in this report with the Securities and Exchange Commission and in our reports to stockholders, as well as elsewhere. Forward-looking statements are statements such as those contained in projections, plans, objectives, estimates, statements of future economic performance, and assumptions related to any of the foregoing, and may be identified by the use of forward-looking terminology, such as “may,” “expect,” “anticipate,” “estimate,” “goal,” “continue” or other comparable terminology. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties relating to our future performance that may cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied in any such forward-looking statements.
Forward-looking statements are contained in the “Management’s Discussion and Analysis or Plan of Operation” and other sections of this report. Various factors and risks (not all of which are identifiable at this time) could cause our results, performance or achievements to differ materially from that contained in our forward-looking statements. We caution investors that any forward-looking statement contained herein or elsewhere is qualified by and subject to the warnings and cautionary statements contained above and in, particular, in the “Risk Factors” discussion contained in the “Description of Business” section of this report.
We do not undertake and assume no obligation to update any forward-looking statement that we may make from time to time.
Item 1. Description of Business
Overview
We are a medical device company that develops, manufactures and markets innovative products for the treatment of voiding dysfunctions. Our minimally invasive products treat urinary and fecal incontinence and overactive bladder symptoms. We believe that our company is uniquely positioned because we offer a broad and diverse set of products to address the various preferences of doctors and patients, as well as the quality of life issues presented by voiding dysfunctions. We currently offer three medical devices for the treatment of incontinence and overactive bladder symptoms.
Our Strategy
Our goal is to gain market share in the voiding dysfunction market by expanding our portfolio of minimally invasive products for the treatment of voiding dysfunctions, with a particular focus on products and applications for outpatient and office-based procedures. We believe that, with a suite of innovative products, we can increasingly garner the attention of key physicians, our independent sales representatives and distributors to enhance market acceptance of our products. The key elements of our strategy are to:
•	Focus on office-based solutions for physicians. We believe that our company is uniquely positioned to provide a broad product offering of office-based solutions for physicians. By expanding our U.S. presence, we intend to develop long-standing relationships with leading physicians treating incontinence and overactive bladder symptoms. These relationships will provide us with a source of new product ideas and a conduit through which to introduce new products. We also intend to develop marketing programs to assist physicians in marketing their practices and to provide innovative programs focused on helping physicians attract patients and develop referral networks. Building these relationships is an important part of our growth strategy, particularly for the development and introduction of new products.

•	Grow our U.S. sales and international distribution. We believe that in addition to international markets, the U.S. is a significant opportunity for future sales of our products. In order to grow our U.S. business, we have expanded our sales organization, consisting of direct field sales and independent sales representatives, marketing organization and reimbursement department to market our products directly to our customers. We anticipate further increasing, as needed, our sales and marketing organization in the United States to support our sales growth. In addition, we intend to expand our European presence by creating new distribution partnerships.

•	Educate physicians and patients about the benefits of our Urgent® PC neuromodulation system. We believe education of physicians and patients regarding the benefits of our Urgent PC is critical to the successful adoption of this product. To this end, we have initiated a clinical trial, which is a U.S. multi-center randomized prospective study comparing the Urgent PC device to the most commonly prescribed pharmaceutical treatment for OAB symptoms. We believe the results of this and other studies, if successful, will allow us to expand our marketing and sales efforts. These sales and marketing efforts may include physician training and education programs which will emphasize the clinical efficacy and ease of use of our Urgent PC product as well as patient-oriented marketing materials for physicians to use to inform patients of the availability and potential benefits of our Urgent PC product.

•	Provide patient-driven alternatives. Patients often weigh the quality of life benefits of electing to undergo a surgical procedure against the invasiveness of the procedure. We intend to continue to expand our marketing efforts to build patient awareness of these treatment alternatives and encourage patients to see physicians. We believe this will help physicians build their practices and simultaneously increase sales of our products.

•	Develop, license or acquire products. We believe that our broad and diverse product offering is an important competitive advantage because it allows us to address the various preferences of doctors and patients, as well as the quality of life issues presented by voiding dysfunctions. An important part of our growth strategy is to broaden our product line further to meet customer needs by developing new products internally, licensing or acquiring new products through acquisitions.
Our Products
Macroplastique® Implants is a minimally invasive, implantable soft tissue bulking agent for the treatment of urinary incontinence. When Macroplastique is injected into tissue around the urethra, it stabilizes and “bulks” tissues close to the urethra, thereby providing the surrounding muscles with increased capability to control the release of urine. Macroplastique has been sold for urological indications in over 40 countries outside the United States since 1991. In October 2006, we received from the U.S. Food and Drug Administration (FDA) pre-market approval for the use of Macroplastique to treat female stress urinary incontinence. We began marketing this product in the United States in early 2007. We cannot assure that we can market Macroplastique profitably in the U.S. Our other proprietary, implantable soft tissue bulking agents that we sell outside the United States include PTQ® Implants for fecal incontinence, VOX® Implants for vocal cord rehabilitation and Bioplastique® Implants for dermal augmentation.
The Urgent® PC neuromodulation system is a minimally invasive device designed for office-based treatment of overactive bladder symptoms of urinary urge incontinence, urinary urgency and urinary frequency. This product uses percutaneous tibial nerve stimulation to deliver an electrical pulse that travels to the sacral nerve plexus, a control center for bladder function. We received regulatory approvals for the sale of Urgent PC in the United States and Canada in October 2005 and in Europe in November 2005. Subsequently, we launched the product for sale in those markets. We launched our second generation Urgent PC product in 2006.
I-StopTM is a minimally invasive biocompatible, polypropylene, tension-free sling for the treatment of female urinary incontinence. Our I-Stop sling can correct stress urinary incontinence by providing tension-free, hammock-type support for the urethra to prevent its downward movement and the associated leakage of urine. We stopped selling this product in the U.S. in March 2007, but continue selling it in the United Kingdom.
Sales, Marketing and Distribution
We are focusing our sales and marketing efforts primarily on office-based and outpatient surgery-based urologists, urogynecologists and gynecologists with significant patient volume. We believe the United States is a significant opportunity for future sales of our products. In order to grow our United States business, we have expanded our sales organization, consisting of direct field sales and independent sales representatives, marketing organization and reimbursement department to market our products directly to our customers. By expanding our United States presence, we intend to develop long-standing relationships with leading physicians treating incontinence and overactive bladder symptoms.
Outside of the United States, we sell our products primarily through a direct sales organization in the United Kingdom and primarily through distributors in other markets. Each of our distributors has a territory-specific distribution agreement, including requirements that they may not sell products that directly compete with ours. Collectively, our distributors accounted for approximately 52% and 65% of total net sales for fiscal 2007 and 2006, respectively.
We use clinical studies and scientific community awareness programs to demonstrate the safety and efficacy of our products. This data is important to obtain regulatory approval and to support our sales staff and distributors in securing product reimbursement in their territories. Publications of clinical data in peer-reviewed journals add to the scientific community awareness of our products, including therapeutic applications, treatment techniques and expected outcomes. We provide a range of activities designed to support surgeons in their clinical evaluation study design, abstract preparation, manuscript creation and/or review and submission.

Voiding Dysfunctions
Voiding dysfunctions affect urinary or fecal control and can result in unwanted leakage (urinary or fecal incontinence) or uncontrolled sensations (overactive bladder symptoms). We believe we are uniquely positioned to offer minimally invasive products to treat each of these voiding dysfunctions.
The Problem of Urinary Incontinence
Urinary incontinence, the uncontrolled leakage of urine, is a problem suffered by millions of people worldwide in varying degrees of severity. Because of the social stigma associated with this condition, it is often underreported. It can result in a substantial decrease in a person’s quality of life, and is often the main reason a family moves an elderly person to nursing home care. The Agency for Health Care Policy and Research (AHCPR), a division of the Public Health Service, U.S. Department of Health and Human Services, estimates that urinary incontinence affects about 13 million people in the United States, of which 85% (11 million) are women. The same agency estimates the total cost of treating all types of incontinence (management and curative approaches) in the United States to be $15 billion. Researchers at the University of California, Los Angeles determined a 38% prevalence rate of urinary incontinence among the 23 million adult women surveyed by the National Center for Health Statistics. We expect the incidence of urinary incontinence will rise as the percentage of elderly population grows.
Causes of Urinary Incontinence
The mechanisms of urinary continence are complicated and involve the interaction among several anatomical structures. In females, urinary continence is controlled by the sphincter muscle and pelvic floor support structures that maintain proper urethral position. The sphincter muscle surrounds the urethra and provides constrictive pressure to prevent urine from flowing out of the bladder. Urination occurs when the sphincter relaxes as the bladder contracts, allowing urine to flow through the urethra. The urinary sphincter and pelvic floor support are also responsible for maintaining continence during periods of physical stress. Incontinence may result when any part of the urinary tract fails to function as intended. Incontinence may be caused by damage during childbirth, pelvic trauma, spinal cord injuries, neurological diseases (e.g., multiple sclerosis and poliomyelitis), birth defects (e.g., spina bifida) and degenerative changes associated with aging.
For men, urinary incontinence is most often associated with prostate conditions or nerve problems, such as complications arising from diabetes, stroke or Parkinson’s disease. Enlargement of the prostate gland (the gland surrounding the male urethra just below the bladder) may impact urinary control. Approximately 400,000 prostate surgeries are performed each year in the United States for prostate enlargement or for prostate cancer. Up to 20% of men undergoing such surgery develop incontinence following the procedure.
Types of Urinary Incontinence
There are four types of urinary incontinence:
•	Stress Urinary Incontinence - Stress urinary incontinence (SUI), refers to the involuntary loss of urine due to an increase in intra-abdominal pressure from ordinary physical activities, such as coughing, sneezing, laughing, straining or lifting. For the majority of women with SUI (9 million of the 11 million in the U.S.), their incontinence is caused by urethral hypermobility. Urethral hypermobility – abnormal movement of the bladder neck and urethra – occurs when the anatomic supports for the bladder neck and urethra have weakened. This anatomical change is often the result of childbirth. Stress urinary incontinence can also be caused by intrinsic sphincter deficiency, or the inability of the sphincter muscle to function properly. Intrinsic sphincter deficiency can be due to congenital sphincter weakness or can result from deterioration of the urethral muscular wall due to changes of aging or damage following trauma, spinal cord lesion or radiation therapy. The National Association for Continence (NAFC) estimates up to 15% of female stress urinary incontinence is a result of intrinsic sphincter deficiency (ISD). For many women, their SUI is a combination of urethral hypermobility and ISD.

•	Urge Incontinence - Urge incontinence refers to the involuntary loss of urine associated with an abrupt, strong desire to urinate. Urge incontinence often occurs when neurological problems cause the bladder to contract and empty with little or no warning.

•	Overflow Incontinence - Overflow incontinence is associated with an over-distention of the bladder. This can be the result of an under-active bladder or an obstruction in the bladder or urethra.

•	Mixed Incontinence - Mixed incontinence is the combination of both urge and stress incontinence (and, in some cases, overflow). Clinicians estimate that 30% of women suffering from stress urinary incontinence also exhibit symptoms of urge incontinence. Since prostate enlargement often obstructs the urethra, older men often have urge incontinence coupled with overflow incontinence.

Management and Curative Treatment of Urinary Incontinence
There are two general approaches to dealing with urinary incontinence. One approach is to manage symptoms with products such as pads or diapers. The other approach is to undergo curative treatments in an attempt to restore continence, such as injection of urethral tissue bulking agents or by invasive surgeries. We believe the treatment of urinary incontinence should start first with the least invasive therapy and then move to more invasive therapies only when needed.
Management of Urinary Incontinence
Absorbent Products. Absorbent products are the most common form of management for urinary incontinence because men and women can use them without consulting a physician. The cost of adult diapers and pads can be substantial and create a continuous financial burden for patients. Additionally, this management technique may require frequent changing of diapers and pads to control patient embarrassment due to odor or soiling.
Behavior Modification. Techniques used in behavior modification include bladder training, scheduled voiding and pelvic floor muscle exercises known as Kegels. Some of the tools used in conjunction with these training regimes are vaginal cones or weights, biofeedback devices and pelvic floor stimulation. Because these techniques rely on active, frequent participation of the individual, these techniques are seldom effective.
Occlusion and Compression Devices. Penile clamps, pessaries and urethral occlusion devices are typically reserved for temporary use. Complications such as tissue erosion, urinary tract infections, edema, pain and obstruction are associated with extended or improper use.
Urinary Catheters and Collection Devices. The type and severity of incontinence and an individual’s physical and mental condition determine the choice of catheter. Catheters may be inserted as needed for bladder drainage and may be a closed, indwelling system or an external collection device.
Drug Therapy. Drug treatment is used to manage multiple types of urinary incontinence. Therapeutic drug activity is matched to the individual’s urinary dysfunction, e.g., activity targeted to contract muscle tissue of the bladder or bladder neck or to improve the quality of the bladder neck and urethra mucosal lining. Drugs are most often used to treat symptoms of overactive bladder but drugs seldom cure stress urinary incontinence. Common side effects of drugs may include dry mouth, constipation, headache, fatigue, urinary retention, nausea, dizziness, blurred vision, anxiety and the possibility of unwanted interactions with other drugs.
Curative Treatment of Urinary Incontinence
Injectable Urethral Tissue Bulking Agents. Urethral tissue bulking agents are inserted with a needle into the area around the urethra, augmenting the surrounding tissue for increased capacity to control the release of urine. Hence, these materials are often called “bulking agents” or “injectables.” Urethral bulking agents may be either synthetic or biologically derived and are an attractive alternative to surgery because they are considerably less invasive. Active women benefit from the use of urethral bulking agents since they will often return to normal activities in a matter of days instead of weeks of recovery following invasive surgical procedures. Bulking agents also represent a desirable treatment option for the elderly or infirm who may not otherwise be able to withstand the trauma and morbidity resulting from a fully invasive surgical procedure. Additionally, the use of a urethral bulking agent does not preclude the use of more invasive treatments if required.
Biologically derived bulking agents include a patient’s own fat cells, polysaccharides (not commercially available in the United States) or bovine collagen. Fat injections involve complex, invasive harvesting of the patient’s own fat cells and re-injecting them into the bladder neck. Collagen injections require pre-treatment allergy skin tests and, since the body absorbs collagen over time, the patient may require subsequent re-injections.
Synthetic bulking agents include solid silicone elastomers, pyrolytic carbon-coated beads, and calcium hydroxylapetite.
Surgery. In women, stress urinary incontinence can be surgically corrected through a procedure in which the physician elevates and stabilizes the urethra and bladder neck, often with a “sling” to support these structures. Numerous publications cite sling procedure efficacy greater than 85%.
In men, the surgical options for treating urinary incontinence are a male sling or an implanted artificial urinary sphincter, a patient-controlled device that keeps the urethra closed until the patient is ready to urinate. Surgery to place the artificial sphincter requires general or spinal anesthesia.

Uroplasty Solutions for Urinary Incontinence
We believe that we are uniquely positioned with differentiable, minimally invasive products to address both causes of SUI.
Macroplastique® Implants
Macroplastique® Implants is a minimally invasive, injectable soft-tissue bulking agent used to treat stress urinary incontinence, the most common form of urinary incontinence in women. It is designed to restore the patient’s urinary continence immediately following treatment. Additionally, men who experience incontinence as a result of prostate surgery are also candidates for treatment by Macroplastique, which is approved for such use outside of the United States.
Macroplastique is a soft-textured, permanent implant placed endoscopically around the urethra distal to the bladder neck. When Macroplastique is injected into tissue around the urethra, it stabilizes and “bulks” tissues close to the urethra, thereby providing the surrounding muscles with increased capability to control the release of urine. Macroplastique is a proprietary composition of heat vulcanized, solid, soft, irregularly shaped polydimethylsiloxane (solid silicone) implants suspended in a biocompatible carrier gel. We believe our compound is better than other commercially available bulking agents because it does not degrade, is not absorbed into surrounding tissues and does not migrate from the implant site due to its unique composition, shape and size. This reduces the need for follow-up treatments. Additionally, there is no need for special storage, cumbersome preparation or mixing for use or for patient allergy testing.
We have sold Macroplastique for urological indications in over 40 countries outside the United States since 1991. In October 2006, we received from the FDA pre-market approval for the use of Macroplastique to treat female SUI. We began marketing this product in the United States in early 2007. We cannot assure that we can market Macroplastique profitably in the U.S.
Although Macroplastique is traditionally implanted with the aid of an endoscope, we also market outside the United States a patented, non-endoscopic product placement kit, or delivery kit, called the Macroplastique Implantation System™, or MIS, for office-based treatment of female stress urinary incontinence. Our MIS, approved for use outside the United States, enables easy and consistent product placement without the use of an endoscope.
I-Stop™ Sling
The I-StopTM tape, a biocompatible, tension-free, mid-urethral sling, is FDA-approved and CE-marked for the treatment of female urinary incontinence due to urethral hypermobility. If the urethra is no longer appropriately supported by the surrounding tissues and ligaments, the urethra may move too easily and may no longer properly close. A sling provides a hammock-type support for the urethra to prevent its downward movement, and associated leakage of urine, during periods of increased abdominal pressure.
I-Stop, the only synthetic, mid-urethral sling made of monofilament knitted polypropylene, has closed loop edges, which we believe make it non-damaging to surrounding tissue without the need for a delivery sheath. We also believe that the I-Stop design provides greater strength and controlled flexibility, and improved resistance to fragmentation, stretching and deformity during the outpatient implant procedure, than competitive sling devices
We sell the I-Stop only in the United Kingdom under an exclusive distribution agreement ending in 2010 with the manufacturer, CL Medical SAS of Lyon, France. Under the agreement, we have minimum purchase requirements each year. If we fail to reach the minimum purchase requirements, CL Medical has the right to terminate our exclusive distribution rights. We discontinued selling the I-Stop in the United States in March 2007.
The Problem of Overactive Bladder
Overactive bladder (OAB) is a prevalent and challenging urologic problem affecting 16% of the adult population. An estimated 34 million Americans suffer from overactive bladder, although fewer than 40% seek medical help. A survey of individuals with OAB estimated the total U.S. economic cost of OAB (direct and indirect costs) to be $12 billion.
For individuals with overactive bladder, the nervous system control for bladder filling and urinary voiding is incompetent. Signals to indicate a full bladder are sent early and frequently, triggers to allow the bladder to relax for filling are ineffective and nervous control of the urethral sphincter, to keep the bladder closed until an appropriate time, is inadequate. An individual with OAB may exhibit one – or all – of the symptoms that characterize overactive bladder: urinary urgency, urinary frequency and urge incontinence. Urgency is the strong, compelling need to urinate. Frequency is a repetitive need to void. Normal urinary voiding is eight times per day. Individuals with an overactive bladder may seek to void over 20 times per day and at least two times during the night, thereby causing significant sleep pattern disturbances. Urge incontinence is an immediate, compelling need to urinate that typically results in an accident before the individual can reach the restroom.

Treatment of Overactive Bladder Symptoms
Drug Therapy. The most common treatment for OAB is drug therapy using an anticholinergic agent. However, for some individuals, the drugs are ineffective or the side effects so bothersome that the patient discontinues the medications. Common side effects include dry mouth, constipation, headache, fatigue, urinary retention, nausea, dizziness, blurred vision, anxiety and the possibility of unwanted interactions with other drugs.
Biofeedback and Behavioral Modification. Bladder training and scheduled voiding techniques, often accompanied by the use of voiding diaries, are a non-invasive approach to managing OAB. Because these techniques rely on the diligence and compliance of the individual, these techniques are seldom effective. In addition, for OAB symptoms, these techniques may not affect the underlying cause of the condition.
Neuromodulation. Normal urinary control is dependent upon properly functioning neural pathways and coordination among the central and peripheral nervous systems, the nerve pathways, bladder and sphincter. Unwanted, uncoordinated or disrupted signals along these pathways can lead to overactive bladder symptoms. Therapy using neuromodulation incorporates electrical stimulation to target specific neural tissue and “jam” the pathways transmitting unwanted signals. To alter bladder function, the stimulation must be delivered to the sacral nerve plexus, the neural tissue affecting bladder activity. Neuromodulation for OAB is presently conducted through sacral nerve stimulation or percutaneous tibial nerve stimulation.
The sacral nerve stimulator uses a small device, a neurostimulator, to send mild electrical pulses to the sacral nerve. The sacral nerve is located in the lower back, just above the tailbone. The surgically implanted neurostimulator contains a battery and electronics to create the electrical pulses and is connected to a neurostimulation lead (an insulated wire) containing electrodes through which stimulation is delivered to the nerve. The device is most frequently placed under the skin of the buttock, with the lead under the skin near the spine. Patients need to have subsequent surgeries performed to replace the stimulator battery and, if needed, to replace a malfunctioning unit or correct for a dislodged lead.
Alternatively, percutaneous tibial nerve stimulation (PTNS) delivers stimulation to the sacral nerve plexus by temporarily applying electrical pulses to the tibial nerve. The tibial nerve is an easily accessed nerve in the lower leg. We believe neuromodulation using PTNS has a similar therapeutic effect as the implantable sacral nerve stimulator, but requires no surgery. PTNS is minimally invasive, has a low risk of complication and is typically performed in a physician’s office.
Uroplasty Solutions for Overactive Bladder
Urgent® PC Neuromodulation System
The Urgent PC is a minimally invasive nerve stimulation device designed for office-based treatment of urge incontinence, urinary urgency and urinary frequency – symptoms of an overactive bladder. Using percutaneous tibial nerve stimulation just above the ankle, the product delivers an electrical pulse that travels to the sacral nerve plexus, a control center for bladder function.
We believe that the Urgent PC system is the only non-surgical neuromodulation device in the U.S. market for treatment of overactive bladder symptoms. Components of the Urgent PC system include a hair-width needle electrode, a lead set and an external, handheld, battery-powered stimulator. For each 30-minute office-based therapeutic session, the physician temporarily inserts the needle electrode in the patient’s lower leg and connects the electrode to the stimulator. Typically, a patient undergoes 12 treatment sessions at one-week intervals, with follow up treatments as required to maintain symptom reduction.
In April 2005, we entered into an exclusive manufacturing and distribution agreement with CystoMedix, Inc., an Andover, Minnesota medical device company, for the exclusive rights to manufacture and market the Urgent PC neuromodulation system for the U.S., Canada and all countries recognizing the CE mark. Although the Urgent PC as marketed by CystoMedix was CE marked and 510(k) cleared, following minor revisions to the product, we secured 510(k) clearance for the device in October 2005 and CE mark in November 2005. Subsequently, we launched the product for sale in those markets. In 2006, we received additional regulatory clearance and launched our second generation Urgent PC product.
In April 2007 we acquired from CystoMedix certain intellectual property assets related to the Urgent PC product and terminated the April 2005 exclusive manufacturing and distribution agreement.

The Problem of Fecal Incontinence
Fecal incontinence, prevalent in 2-6% of the adult population, with women suffering up to four times more often than men, is an extremely disabling and embarrassing condition. Approximately 25% of women with stress urinary incontinence are also diagnosed with fecal incontinence.
Fecal continence relies on an intact and functioning anal sphincter. The internal anal sphincter (IAS) provides most of the resting anal pressure and is the main muscle responsible for the prevention of anal leakage. Degeneration or disruption of the IAS characteristically leads to fecal incontinence or soiling. Degeneration can result from childbirth, surgical trauma or accident.
Treatment of Fecal Incontinence
The internal sphincter cannot be surgically repaired, as it is extremely thin (approximately 2-3 mm) and, as a circular muscle, is under tension. Antidiarrheal drugs and diet modification help some patients, but this is not a satisfactory, long-term solution for most patients.
Uroplasty Solutions for Fecal Incontinence
We have two minimally invasive products to address fecal incontinence. Our PTQ™ Implants, implanted circumferentially into the submucosa of the anal canal, offer a minimally invasive treatment for patients with fecal incontinence. This soft-textured, permanent implant creates a “bulking” and supportive effect for the internal anal sphincter. This product is CE marked and currently sold outside the U.S. in various international markets. We also secured the CE mark for the application of percutaneous tibial nerve stimulation for the treatment of fecal incontinence. Our Urgent PC is sold for the treatment of fecal incontinence in countries recognizing the CE mark.
Other Uroplasty Products
In addition to urological applications, we market our proprietary tissue bulking material outside the United States for reconstructive and cosmetic plastic surgery under the trade name Bioplastique® Implants and for otolaryngology vocal cord rehabilitation applications under the trade name VOX® Implants.
In The Netherlands and United Kingdom only, we distribute certain wound care products in accordance with a distribution agreement.
Manufacturing and Suppliers
We have two manufacturing facilities: A facility in Eindhoven, The Netherlands, and a facility in Minnetonka, Minnesota. We are in the process of transitioning our production from our Eindhoven facility, which we plan to close, to our facility in Minnesota. We expect to complete this manufacturing transition in late 2007, pending FDA qualification of our facility in Minnesota. If we do not receive timely FDA qualification of our facility in Minnesota, we will have to delay our plans to exit our Eindhoven facility.
We manufacture our tissue bulking products in our manufacturing facilities. Our facilities utilize dedicated heating, cooling, ventilation and high efficiency particulate air (HEPA) filtration systems to provide cleanroom and other controlled working environments. Our trained technicians perform all critical manufacturing processes in qualified environments according to validated written procedures. We use qualified vendors to sterilize our products using validated methods.
Our manufacturing facilities and systems are periodically audited by regulatory agencies and other authorities to ensure compliance with ISO 13485 (medical device quality management systems), and applicable European and Canadian medical device requirements, as well as for compliance with U.S. federal Quality Systems Regulations (QSR). We are also subject to additional state, local, and U.S. federal government regulations applicable to the manufacture of our products. While we believe we are compliant with all applicable regulations, we can not guarantee that we will pass each regulatory audit.
We purchase several medical grade materials and other components for use in our finished products from single source suppliers meeting our quality and other requirements. Although we believe our supply sources could be replaced if necessary without due disruption, it is possible that the process of qualifying new suppliers could cause an interruption in our ability to manufacture our products, which could have a negative impact on sales.

We source our I-Stop sling from CL Medical, who designs and manufactures the product.
We currently subcontract the manufacturing of the Urgent PC and its related components.
Competition
The market for voiding dysfunction products is intensely competitive. Competitors offer management and curative treatments, including commercialized tissue bulking agents, urethral sling products and neurostimulation devices. Indirect and future competitors include drug companies and firms developing new or improved treatment methods. We believe the principal decision factors among treatment methods include physician and patient acceptance of the treatment method and cost, availability of third-party reimbursement, marketing and sales coverage and the existence of meaningful patent protection. In addition to addressing the decision factors, our ability to effectively compete in this market will also depend on the consistency of our product quality as well as delivery and product pricing. Other factors affecting our success include our product development and innovation capabilities, clinical study results, ability to obtain required regulatory approvals, ability to protect our proprietary technology, manufacturing and marketing capabilities and ability to attract and retain skilled employees.
Soft-tissue injectable bulking agents competing directly with Macroplastique®, both outside and in the U.S. include FDA-approved Contigen® bulking agents manufactured by C.R. Bard, Inc.; Zuidex® and Deflux® (Deflux FDA approved for vesico-ureteric reflux (VUR) use only) manufactured by Q-Med AB; Durasphere® (FDA-approved for female SUI) manufactured by Carbon Medical Technologies; and Coaptite® manufactured by BioForm, Inc. for Boston Scientific. In contrast to the competitors products currently approved for sale, Macroplastique, is a synthetic material that will not degrade, resorb or migrate, has no special preparation or storage requirements and does not require the patient to have a skin test prior to the procedure. The silicone-elastomer material has been studied for over 50 years in medical use for such urological applications as artificial urinary sphincters, penile implants, stents and catheters. Our patented Macroplastique® Implantation System offers a unique, non-endoscopic, minimally invasive out-patient procedure that can be performed in the physician’s office.
Sling procedures have become the preferred method for treating urethral hypermobility. The tension-free sling market is dominated by Gynecare’s TVT Tension-free Support device. Other companies competing in this market include American Medical Systems, C.R. Bard, Boston Scientific and Coloplast Corporation. We believe our I-Stop sling offers benefits of multiple surgical approaches for the physician and a design to resist stretching, deformity and fragmentation.
The Urgent®PC neurostimulation device is an alternative to the more invasive Medtronic InterStim® device. The Medtronic unit, which stimulates the sacral nerve, requires surgical implantation in the upper buttocks or abdomen, with recurring surgical intervention to replace the stimulator battery and, if needed, to replace a malfunctioning unit or correct for a dislodged lead. In contrast, the Urgent PC device allows minimally invasive stimulation of the sacral nerve plexus in an office-based setting without surgical intervention. Neotonus markets a non-surgical device to deliver extracorporeal magnetic neuromodulation. In addition, Boston Scientific’s Bion® Microstimulator, a device implanted with a needle-like instrument to stimulate the pudendal nerve, is CE mark approved for the treatment of urinary urge incontinence and is undergoing clinical studies in the U.S.
Many medications treat symptoms of overactive bladder, some by preventing unwanted bladder contractions, others by tightening the bladder or urethra muscles and some by relaxing bladder muscles. Sometimes, these drugs have unwanted side effects such as dry mouth, vision problems or constipation. Among these medications are Detrol® (Pfizer Inc.), Ditropan® (Alza Corporation), Enablex® (Novartis), Vesicare® (GlaxoSmithKline) and Flomax® (Abbott Laboratories).
Many of our competitors and potential competitors have significantly greater financial, manufacturing, marketing and distribution resources and experience than we have. In addition, many of our competitors offer broader product lines within the urology market, which may give these competitors the ability to negotiate exclusive, long-term supply contracts and to offer comprehensive pricing for their products. It is possible other large health care and consumer products companies may enter this industry in the future. Furthermore, smaller companies, academic institutions, governmental agencies and other public and private research organizations will continue to conduct research, seek patent protection and establish arrangements for commercializing products. These products may compete directly with any products that we may offer in the future.
Government Regulation
The design, testing, manufacturing, promotion, marketing and distribution of our products in the United States, Europe and other parts of the world are subject to regulation by numerous governmental authorities, including the FDA, the European Union and other analogous agencies.

United States
The FDA under the Food, Drug and Cosmetic Act regulates our products in the Unites States as medical devices. Noncompliance with applicable requirements can result in, among other things:
•	fines, injunctions, and civil penalties;

•	recall or seizure of products;

•	operating restrictions, or total or partial suspension of production;

•	denial of requests for 510(k) clearance or pre-market approval of new products;

•	withdrawal of existing approvals; and

•	criminal prosecution.
Depending on the degree of risk posed by the medical device and the extent of controls needed to ensure safety and effectiveness, there are two pathways for FDA marketing clearance of medical devices. For devices deemed by FDA to pose relatively less risk (Class I or Class II devices), manufacturers, in most instances, may submit a pre-market notification (510(k) clearance) requesting permission for commercial distribution. Devices deemed by the FDA to pose the greatest risk (Class III devices), such as life-sustaining, life-supporting or implantable devices, or a device deemed not to be substantially equivalent to a previously cleared 510(k) device, require the submission of a pre-market approval (PMA) application. The FDA can also impose restrictions on the sale, distribution or use of devices at the time of their clearance or approval, or subsequent to marketing.
510(k) Clearance. To obtain 510(k) clearance, the pre-market notification must demonstrate that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a previously 510(k) cleared device or a device that was commercially distributed before May 28, 1976 and for which FDA has not yet called for submission of a pre-market approval application. The FDA attempts to respond to a 510(k) pre-market notification within 90 days of submission of the notification, but the response may be a request for additional information, sometimes including clinical data. As a practical matter, 510(k) clearance can take significantly longer than 90 days, including up to one year or more.
After a device receives 510(k) clearance for a specific intended use, modifications or enhancements that could significantly affect the safety or effectiveness of the device or that would constitute a major change to the intended use of the device will require a new 510(k) pre-market notification submission or, depending upon the changes, could require pre-market approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision. If the FDA disagrees with a manufacturer’s determination that a new clearance or approval is not required for a particular modification, the FDA can require the manufacturer to cease marketing or recall the modified device until 510(k) clearance or pre-market approval is obtained. Also, in these circumstances, a company may be subject to significant regulatory fines or penalties.
Pre-market Approval. A pre-market approval application must be submitted if the device cannot be cleared through the 510(k) process. The pre-market approval process is much more demanding than the 510(k) notification process. A pre-market approval applicant must provide extensive preclinical and clinical trial data as well as information about the device and its components regarding, among other things, device design, manufacturing and labeling. As part of the pre-market approval process, applicants must file an Investigational Device Exemption, or IDE, application prior to commencing human clinical trials. If the FDA approves the IDE application, human clinical trials may begin at a specific number of investigational sites with a maximum number of patients. The results of clinical testing may not be sufficient to obtain approval of the product.
After the FDA determines that a pre-market approval application is complete, the FDA accepts the application and begins an in-depth review of the submitted information. The FDA, by statute and regulation, has 180 days to review an accepted pre-market approval application, although the review generally occurs over a significantly longer period of time, and can take up to several years. During this review period, the FDA may request additional information or clarification of information already provided. Also during this review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with the Quality System Regulations. New pre-market approval applications or supplemental pre-market approval applications are required for significant modifications to the manufacturing process, labeling, use and design of a device that is approved through the pre-market approval process. Pre-market approval supplements often require submission of the same type of information as a pre-market approval, except that the supplement is limited to information needed to support any device changes not covered by the original pre-market approval application, and may not require as extensive clinical data as the original submission or the convening of an advisory panel.

Continuing FDA Regulation. After a device is placed on the market, numerous regulatory requirements apply. These include:
•	Quality System Regulations, which require manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•	labeling regulations, which govern product labels and labeling, prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling and promotional activities;

•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur;

•	post-market surveillance activities monitor use of the products placed in the market place; and

•	notices of correction or removal, and recall regulations.
FDA Oversight of Manufacturing Operations. The Food, Drug and Cosmetics Act requires that medical devices be designed and manufactured in accordance with the FDA’s current Quality System Regulations, which require, among other things, that we:
•	regulate our design and manufacturing processes and control them by the use of written procedures;

•	investigate any deficiencies in our manufacturing process or in the products we produce;

•	keep detailed records and maintain a corrective and preventative action plan; and

•	allow the FDA to inspect our manufacturing facilities on a periodic basis to monitor our compliance with Quality System Regulations.
European Union and Other Regions
The European Union has adopted rules that require that medical products receive the right to affix the CE mark, which stands for Conformité Européenne. The CE mark demonstrates adherence to quality assurance standards and compliance with relevant European medical device directives. Products that bear the CE mark can be imported to, sold or distributed within, the European Union.
We currently sell our products in approximately 40 foreign countries, including those within the European Union. Requirements pertaining to medical devices vary widely from country to country, ranging from no health regulations to detailed submissions such as those required by the FDA. We believe the extent and complexity of regulations for medical devices are increasing worldwide. We anticipate that this trend will continue and that the cost and time required to obtain approval to market in any given country will increase.
Third-Party Reimbursement
In both U.S. markets and markets outside the U.S., sales of our products will depend in part on the availability of reimbursement from third-party payors. Outside of the United States, government managed health care systems and private insurance control reimbursement for devices and procedures. Reimbursement systems in international markets vary significantly by country. In the European Union, reimbursement decision-making is neither regulated nor integrated at the European Union level. Each country has its own system, often closely protected by its corresponding national government. Reimbursement for Macroplastique and other tissue bulking products has been successful in multiple international markets where hospitals and physicians have been able to get budgets approved by fund-holder trusts or global hospital budgets.

In the U.S., third-party payors consist of government programs, such as Medicare, private health insurance plans, managed care organizations and other similar programs. For any product, three factors are critical to reimbursement:
•	coding, which ensures uniform descriptions of procedures, diagnoses and medical products;

•	coverage, which is the payor’s policy describing the clinical circumstances under which it will pay for a given treatment; and

•	payment amount.
As a relatively new therapy, nerve simulation using the Urgent PC has not been assigned a reimbursement code unique to the technology. However, a number of practitioners are using an existing reimbursement code that closely describes the procedure. In addition, Aetna and several Blue Cross Blue Shield organizations in several states have published policies providing coverage for PTNS under an existing reimbursement code. We will need to continue to work with third-party payers for coverage policies and the American Medical Association to develop definitive and uniform reimbursement for the therapy. In addition, we will need to provide customer reimbursement support as we market the product and secure medical community acceptance.
We believe that for our U.S. market there are appropriate reimbursement codes describing endoscopic use of Macroplastique to treat female SUI. However, we will still need to foster coverage policies and payer acceptance of Macroplastique. There is no guarantee that Macroplastique will be covered or reimbursed at the levels expected by us, if at all.
Patents, Trademarks and Licenses
Our success depends in part on our ability to obtain and maintain patent protection for our products, preserve our trade secrets and operate without infringing the proprietary rights of third parties. We seek to protect our technology by filing patent applications for technologies important to the development of our business following an analysis of the cost of obtaining a patent, the likely scope of protection, the relative benefits of patent protection compared to trade secret protection and other business considerations.
We hold multiple patents covering our Macroplastique materials, processes and applications. As of the date of this report, we have four issued U.S. patents and 20 granted patents in the United Kingdom, Japan, Germany, France, Spain, Italy, Portugal, The Netherlands and Canada. Our patents will expire in the U.S. at various times between 2011 and 2016 and in other countries between 2009 and 2017. In addition, in April 2007 we acquired one granted and several pending patents when we purchased from CystoMedix certain intellectual property assets related to the Urgent PC. We are awaiting prosecution of the patent protection applications we filed in 2006 for the Urgent PC. We cannot assure that we will obtain this or any other patent protection. There can also be no assurance any of our issued patents are of sufficient scope or strength to provide meaningful protection of our products nor can there be any assurance that any current or future U.S. and foreign patents of ours will not be challenged, narrowed, invalidated or circumvented by competitors or others, or that our patents will provide us with any competitive advantage. Any legal proceedings to maintain, defend or enforce our patent rights could be lengthy and costly, with no guarantee of success.
Although we intend to apply for additional patents and vigorously defend issued patents, management believes our business success will depend primarily upon our development and sales and marketing skills, and the quality and economic value of our products rather than on our ability to obtain and defend patents.
We also seek to protect our trade secrets by requiring key employees, consultants, and other parties to sign confidentiality and noncompetition agreements, and by limiting access by outside parties to confidential information. There can be no assurance, however, these measures will prevent the unauthorized disclosure or use of this information or that others will not be able to independently develop this information.
We have registered Macroplastique®, Uroplasty®, VOX®, PTQ® and Bioplastique® as trademarks with the U.S. Patent and Trademark Office. In addition, Macroplastique is registered throughout the European Union. CystoMedix has U.S. registration of the Urgent® PC trademark and, as part of our exclusive manufacturing and distribution agreement, licensed the mark to us. We acquired the trademark rights in April 2007 when we purchased from CystoMedix certain intellectual property assets. In addition, CL Medical has licensed its non-registered trademark for the I-Stop™ sling to us as part of our agreement with it.
We have a royalty agreement with three individuals, two of whom are former officers and directors. Under this royalty agreement, we pay aggregate royalties of three to five percent of net sales of Macroplastique and Bioplastique, subject to a monthly minimum of $4,500. The royalties’ payable under this agreement will continue until the patent referenced in the agreement expires in 2010.

In October 1998, we received an absolute assignment from a British surgeon of a patent relating to the Macroplastique Implantation System in return for a royalty of £10 for each unit sold during the life of the patent. We began commercialization of the product outside the U.S. in March 2000.
Research and Development
We have a research and development program to develop, enhance existing, and evaluate potential new incontinence products. Additionally, this program incurs costs for regulatory submissions, regulatory compliance and clinical research. Clinical research includes studies for new products, new applications or indications for existing products, post-approval marketing, and reimbursement approval by third party payors. Our expenditures for research and development totaled $2.3 and $3.3 million for fiscal 2007 and 2006, respectively. None of these costs were borne directly by customers.
Product Liability
The medical device industry is subject to substantial litigation. As a manufacturer of a long-term implantable device, we face an inherent risk of liability for claims alleging adverse effects to the patient. We currently carry $2 million of worldwide product liability insurance. There can be no assurance, however, our existing insurance coverage limits are adequate to protect us from any liabilities we might incur, including if liability claims exceed our coverage limits. Product liability insurance is expensive and in the future may not be available to us on acceptable terms, if at all. Furthermore, we do not expect to be able to obtain insurance covering our costs and losses as a result of any product recall. A successful claim in excess of our insurance coverage could materially deplete our assets. Moreover, any claim against us could generate negative publicity, which could decrease the demand for our products and our ability to generate revenues.
Compliance with Environmental Laws
Compliance by us with applicable environmental requirements during fiscal years 2007 and 2006 has not had a material effect upon our capital expenditures, earnings or competitive position.
Dependence on Major Customers
During fiscal 2007, two customers each accounted for approximately 10% of our net sales. During fiscal 2006, the same two customers accounted for approximately 14% and 11% of our net sales.
Employees
As of March 31, 2007, we had 51 employees, of which 48 were full-time and 3 were part-time. No employee has a collective bargaining agreement with us. We believe we maintain good relations with our employees.
Incorporation and Current Subsidiaries
We were incorporated in January 1992 as a Minnesota corporation and a wholly owned subsidiary of our original parent. In February 1995, we became a stand-alone, privately held company pursuant to a Plan of Reorganization confirmed by the U.S. Bankruptcy Court. We became a reporting company pursuant to a registration statement filed with the Securities and Exchange Commission in July 1996.
Our wholly owned foreign subsidiaries and their respective principal functions are as follows:

Uroplasty BV	Incorporated in The Netherlands, distributes the Urgent PC and wound care products, and is the manufacturer of Macroplastique, Bioplastique, VOX Implants, PTQ Implants and all of their accessories. Products are sold primarily through distributors. We plan to discontinue our manufacturing operations in The Netherlands and transition the production to our facility in Minnesota in calendar 2007.

Uroplasty LTD	Incorporated in the United Kingdom and acts as the sole distributor of Urgent PC, Macroplastique, Bioplastique, PTQ Implants, all of their accessories, and wound care products in the United Kingdom and Ireland. Also distributes the I-Stop in the United Kingdom. Products are sold primarily through a direct sales organization.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth below and all other information contained in this Annual Report on Form 10-KSB before purchasing our common stock. If the following risks actually occur, our business, financial condition and results of operations could be seriously harmed, the price of our common stock could decline and you could lose part or all of your investment.
We continue to incur losses and may never reach profitability
We have incurred net losses in each of the last five fiscal years. As of March 31, 2007, we had an accumulated deficit of approximately $16 million primarily as a result of costs relating to the development, including seeking regulatory approvals, and commercialization of our products. We expect our operating expenses relating to sales and marketing activities, product development and clinical trials, including for FDA-mandated post-market clinical study for our Macroplastique product will continue to increase during the foreseeable future. To achieve profitability, we must generate substantially more revenue than we have in prior years. Our ability to achieve significant revenue growth will depend, in large part, on our ability achieve widespread market acceptance for our products and successfully expand our business in the U.S., which we cannot guarantee will happen. We may never realize significant revenue from the sale of our products or be profitable.
We will require additional financing in the future which may not be available to us when required, or may be available only on unfavorable terms.
Our future liquidity and capital requirements will depend on numerous factors including: the timing and cost involved in manufacturing scale-up and in expanding our sales, marketing and distribution capabilities in the United States markets; the cost and effectiveness of our marketing and sales efforts with respect to our existing products in international markets; the effect of competing technologies and market and regulatory developments; and the cost involved in protecting our proprietary rights. Because we have yet to achieve profitability and generate positive cash flows, we will need to raise additional financing to support our operations and planned growth activities beyond fiscal 2008. Any equity financing could substantially dilute your equity interests in our company and any debt financing could impose significant financial and operational restrictions on us. There can be no guarantee that we will be successful, as we currently have no committed sources of, or other arrangements with respect to, additional equity or debt financing. We therefore cannot assure you that we will obtain additional financing on acceptable terms, or at all.
If we are not able to attract, retain and motivate our sales force and expand our distribution channels, our sales and revenues will suffer.
In the U.S., we have a sales organization consisting of direct sales and a nationwide network of independent sales representatives and a marketing organization to market our products directly and support our distributor organizations. We anticipate continuing to expand our sales and marketing organization, as needed to support our growth. We have and will continue to incur significant continued and additional expenses to support this organization. We may not be able to recruit, train, motivate or retain qualified sales and marketing personnel or independent sales representatives. Our ability to increase product sales in the U.S. will largely depend upon our ability to develop and maintain the sales organization. Outside of the United States and United Kingdom, we sell our products in foreign markets primarily through a network of independent distributors. Our ability to increase product sales in foreign markets will largely depend on our ability to develop and maintain relationships with our existing and additional distributors. We may not be able to retain distributors who are willing to commit the necessary resources to market and sell our products to the level of our expectations. Failure to expand our distribution channels or to recruit, retain and motivate qualified personnel could have a material adverse effect on our product sales and revenues.
We are primarily dependent on sales of one product and our business would suffer if sales of this product decline.
We are dependent on sales of our products that contain our Macroplastique bulking agent. Our Macroplastique product line accounted for 51% and 67%, respectively, of total net sales during fiscal 2007 and 2006. If our Macroplastique products were no longer available for sale in any key market because of regulatory, intellectual property or any other reason, our net sales from these products would significantly decline. A significant decline in our net sales could also negatively impact our product development activities and therefore our business prospects.

We are unable to predict how quickly or how broadly the market will accept our products. If demand for our products fails to develop as we expect, our revenues will decline or we may be unable to increase our revenues and be profitable.
Our failure to achieve sufficient market acceptance of our products in the U.S., particularly for the Urgent PC, will limit our ability to generate revenue and be profitable. Market acceptance of our products will depend on our ability to demonstrate the safety, clinical efficacy, perceived benefits and cost-effectiveness of our products compared to products or treatment options of our competitors, and to train physicians in the proper application of our products. We cannot assure you that we will be successful in educating the marketplace about the benefits of using our products. Even if customers accept our products, this acceptance may not translate into sales if our competitors have developed similar products that our customers prefer. Furthermore, if our products do not achieve increasing market acceptance in the U.S. and internationally, our revenues will decline or we may be unable to increase our revenues and be profitable.
Our products and facilities are subject to extensive regulation with which compliance is costly and which exposes us to penalties for non-compliance. We may not be able to obtain required regulatory approvals for our products in a cost-effective manner or at all, which could adversely affect our business and results of operations.
The production and marketing of our products and our ongoing research and development, preclinical testing and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. U.S. and foreign regulations applicable to medical devices are wide-ranging and govern, among other things, the testing, marketing and pre-market review of new medical devices, in addition to regulating manufacturing practices, reporting, advertising, exporting, labeling and record keeping procedures. We are required to obtain regulatory approval or clearance before we can market our products in the United States and certain foreign countries. The regulatory process requires significant time, effort and expenditures to bring our products to market, and we cannot assure that any of our products will be approved or continue to be approved for sale. Any failure to obtain or retain regulatory approvals or clearances could prevent us from successfully marketing our products, which could adversely affect our business and results of operations. Our failure to comply with applicable regulatory requirements could result in governmental agencies:
•	imposing fines and penalties on us;

•	preventing us from manufacturing or selling our products;

•	bringing civil or criminal charges against us;

•	delaying the introduction of our new products into the market;

•	enforcing operating restrictions;

•	recalling or seizing our products; or

•	withdrawing or denying approvals or clearances for our products.
If any or all of the foregoing were to occur, we may not be able to meet the demands of our customers and our customers may cancel orders or purchase products from our competitors, which could adversely affect our business and results of operations.
Even if we receive regulatory approval or clearance of a product, the approval or clearance could limit the uses for which we may label and promote the product, which may limit the market for our products. Further, for a marketed product, its manufacturer and manufacturing facilities are subject to periodic reviews and inspections by FDA and foreign regulatory authorities. Subsequent discovery of problems with a product, manufacturer or facility may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market or other enforcement actions. In addition, regulatory agencies may not agree with the extent or speed of corrective actions relating to product or manufacturing problems.
If additional regulatory requirements are implemented in the foreign countries in which we sell our products, the cost of developing or selling our products may increase. In addition, we may rely on our distributors outside the United States in seeking regulatory approval to market our devices in particular countries. To the extent we do so, we are dependent on persons outside of our direct control to make regulatory submissions and secure approvals, and we do or will not have direct access to health care agencies in those markets to ensure timely regulatory approvals or prompt resolution of regulatory or compliance matters. If our distributors fail to obtain the required approvals or do not do so in a timely manner, our net sales from our international operations and our results of operations may be adversely affected.

In addition, our business and properties are subject to federal, state and local laws and regulations relating to the protection of the environment, natural resources and worker health and safety and the use, management, storage, and disposal of hazardous substances, wastes, and other regulated materials. The costs of complying with these various environmental requirements, as they now exist or may be altered in the future, could adversely affect our financial condition and results of operations.
If third parties claim that we infringe upon their intellectual property rights, we may incur liabilities and costs and may have to redesign or discontinue selling the affected product.
The medical device industry is litigious with respect to patents and other intellectual property rights. Companies operating in our industry routinely seek patent protection for their product designs, and many of our principal competitors have large patent portfolios. Companies in the medical device industry have used intellectual property litigation to gain a competitive advantage. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. We face the risk of claims that we have infringed on third parties’ intellectual property rights. Our efforts to identify and avoid infringing on third parties’ intellectual property rights may not always be successful. Any claims of patent or other intellectual property infringement, even those without merit, could:
•	be expensive and time consuming to defend;

•	result in us being required to pay significant damages to third parties;

•	cause us to cease making or selling products that incorporate the challenged intellectual property;

•	require us to redesign, reengineer or rebrand our products, if feasible;

•	require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property, which agreements may not be available on terms acceptable to us or at all;

•	divert the attention of our management; or

•	result in our customers or potential customers deferring or limiting their purchases or use of the affected products until resolution of the litigation.
In addition, new patents obtained by our competitors could threaten a product’s continued life in the market even after it has already been introduced.
If we are unable to adequately protect our intellectual property rights, we may not be able to compete effectively and we may not be profitable.
Our success depends in part on our ability to protect our proprietary rights to the technologies used in our products. We rely on patent protection, as well as a combination of trademark laws and confidentiality, noncompetition and other contractual arrangements to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our patents and patent applications if issued, may not be broad enough to prevent competitors from introducing similar products into the market. Our patents, if challenged or if we attempt to enforce them, may not necessarily be upheld by the courts of any jurisdiction. In addition, patent protection in foreign countries may be different from patent protection under U.S. laws and may not be favorable to us. As a result, we may not be able to compete effectively.
We also rely on unpatented proprietary technology. We cannot assure you that we can meaningfully protect all of our rights in our unpatented proprietary technology or that others will not independently develop substantially equivalent products or processes or otherwise gain access to our unpatented proprietary technology. We attempt to protect our trade secrets and other unpatented proprietary technology through the use of confidentiality and noncompetition agreements with our current key employees and with other parties to whom we have divulged trade secrets. However, these agreements may not be enforceable or may not provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements or in the event competitors discovery or independently develop similar proprietary information.
Product liability claims could adversely affect our business and results of operations.
The manufacture and sale of medical devices exposes us to significant risk of product liability claims, some of which may have a negative impact on our business. Our existing products were developed relatively recently and defects or risks that we have not yet identified may give rise to product liability claims. Our existing $2 million of worldwide product liability insurance coverage may be inadequate to protect us from any liabilities we may incur or we may not be able to maintain adequate product liability insurance at acceptable rates. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage and it is ultimately determined that we are liable, our business could suffer. Additionally, we could experience a material design or manufacturing failure in our products, a quality system failure, other safety issues or heightened regulatory scrutiny that would warrant a recall of some of our products. A recall of any of our products likely would be costly, would be uninsured and could also result in increased product liability claims. Further, while we train our physician customers on the proper usage of our products, we cannot ensure that they will implement our instructions accurately. If our products are used incorrectly by our customers, injury may result and this could give rise to product liability claims against us. Any losses that we may suffer from any liability claims, and the effect that any product liability litigation may have upon the reputation and marketability of our products, may divert management’s attention from other matters and may have a negative impact on our business and our results of operations.
If we are not able to successfully scale-up production of our products, our sales and revenues will suffer.
In order to commercialize our products in the United States and international markets, we need to be able to produce, or subcontract the production of, our products in a cost-effective way on a large scale to meet demand, while maintaining high standards for quality and reliability. If we fail to successfully commercialize our products, we will not be profitable.
We may experience manufacturing and control problems as we begin to scale-up our future manufacturing operations, and we may not be able to scale-up manufacturing in a timely manner or at a reasonable cost to enable production in sufficient quantities. If we experience any of these problems, we may not be able to have our products manufactured and delivered in a timely manner.
The I-Stop sling is designed and manufactured by CL Medical in France for our distribution in the United Kingdom. If CL Medical experiences problems with manufacturing or control, encounters regulatory or compliance problems, or incurs delays, we may not receive the I-Stop product in a timely manner. This would limit our ability to generate revenues.
The loss or interruption of materials from any of our key suppliers could slow down the manufacture of our products, which would limit our ability to generate sales and revenues.
We currently purchase several key materials used in our products from single source suppliers. Our reliance on a limited number of suppliers subjects us to several risks, including an inability to obtain an adequate supply of required materials, price increases, untimely delivery and difficulties in qualifying alternative suppliers. We cannot be sure that acceptable alternative arrangements could be made on a timely basis. Additionally, the qualification of materials and processes as a result of a supplier change could be deemed as unacceptable to regulatory authorities and cause delays and increased costs due to additional test requirements. A significant interruption in the supply of materials, for any reason, could delay the manufacture and sale of our products, which would limit our ability to generate revenues.
If we are not able to maintain sufficient quality controls, regulatory approvals by the European Union, the FDA or other relevant authorities of our products could be delayed or denied and our sales and revenues will suffer.
Approval of our products could be delayed by the FDA, European Union or other related authorities if our manufacturing facilities do not comply with applicable manufacturing requirements. The FDA’s Quality System Regulations impose extensive testing, control, documentation and other quality assurance requirements. Canada and the European Union also impose requirements on quality systems of manufacturers, which are inspected and certified on a periodic basis and may be subject to additional unannounced inspections. Further, our suppliers are also subject to these regulatory requirements. Failure by any of our suppliers or us to comply with these requirements could prevent us from obtaining or retaining approval for and marketing of our products. We cannot assure you that our suppliers’ or our manufacturing facilities will comply with applicable regulatory requirements on a timely basis or at all.
Even with approval to market our products in the European Union, the United States and other countries, we must continue to comply with relevant manufacturing and distribution requirements. If violations of applicable requirements are noted during periodic inspections of our manufacturing facilities, we may not be able to continue to market our products and our revenues could be materially adversely affected.
If we are not able to acquire or license other products, our business and future growth prospects could suffer.
As part of our growth strategy, we intend to acquire or license additional products and product candidates for development and commercialization. The success of this strategy depends upon our ability to identify, select and acquire the right products.

Any product candidate we license or acquire may require additional development efforts prior to sale, including clinical testing and approval by the FDA and other regulatory bodies. Product candidates may fail to receive or experience a significant delay in receiving the necessary approvals. In addition, we cannot assure you that any approved products that we acquire or license will be manufactured economically, successfully commercialized or widely accepted in the marketplace. Other companies, including those with greater financial, marketing and sales resources, may compete with us for the acquisition or license of product candidates or approved products. We may not be able to acquire or license the right to other products on terms that we find acceptable, or at all.
Even if we complete future acquisitions, our business, financial condition and the results of operations could be negatively affected because:
•	we may be unable to integrate the acquired business successfully and realize anticipated economic, operational and other benefits in a timely manner; and

•	the acquisition may disrupt our ongoing business, distract our management and divert our resources.
The loss of our key customers could result in a material loss of revenues.
We had two customers, each accounting for approximately 10% of our net sales in fiscal 2007. During fiscal 2006, the same two customers accounted for approximately 14% and 11% of our net sales. As a result, we face the risk that one or more of our key customers may decrease business or terminate relationships with us. If we are unable to replace any decrease in business from these customers, it could result in a material decrease in our revenue. This could adversely affect our financial condition.
Negative publicity regarding the use of silicone material in medical devices could harm our business and result in a material decrease in revenues.
Macroplastique is comprised of medical grade, heat-vulcanized polydimethylsiloxane, which results in a solid, flexible silicone elastomer. In the early 1990’s, the United States breast implant industry became the subject of significant controversies surrounding the possible effects upon the human body of the use of semi-liquid silicone gel in breast implants, resulting in product liability litigation and leading to the bankruptcy of several companies, including our former parent, Bioplasty, Inc. We use only medical grade solid silicone material in our tissue bulking products and not semi-liquid silicone gel, as was used in breast implants. Negative publicity regarding the use of silicone materials in our products or in other medical devices could have a significant adverse affect on the overall acceptance of our products. We cannot assure you that the use of solid silicone in medical devices implanted in the human body by us and others will not result in negative publicity.
The risks inherent in operating internationally and the risks of selling and shipping our products and of purchasing our components and products internationally may adversely impact our net sales, results of operations and financial condition.
We still derive a substantial portion of our net sales from customers and operations in international markets. We expect non-United States sales to continue to represent a significant portion of our revenues until we achieve sufficient market acceptance from United States customers of the already FDA-approved products, and in particular the Urgent PC. The sale and shipping of our products and services across international borders, as well as the purchase of components and products from international sources, subject us to extensive U.S. and foreign governmental trade regulations. Compliance with such regulations is costly and exposes us to penalties for non-compliance. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities, and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities.

In addition, many of the countries in which we sell our products are, to some degree, subject to political, economic and/or social instability. Our international sales operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions. These risks include:
•	the imposition of additional U.S. and foreign governmental controls or regulations;

•	the imposition of costly and lengthy new export licensing requirements;

•	the imposition of U.S. and/or international sanctions against a country, company, person or entity with whom the company does business that would restrict or prohibit continued business with the sanctioned country, company, person or entity;

•	political and economic instability;

•	fluctuations in the value of the U.S. dollar relative to foreign currencies;

•	a shortage of high-quality sales people and distributors;

•	loss of any key personnel that possess proprietary knowledge, or who are otherwise important to our success in certain international markets;

•	changes in third-party reimbursement policies that may require some of the patients who receive our products to directly absorb medical costs or that may necessitate the reduction of the selling prices of our products;

•	changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

•	the imposition of new trade restrictions;

•	the imposition of restrictions on the activities of foreign agents, representatives and distributors;

•	scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on us;

•	pricing pressure that we may experience internationally;

•	laws and business practices favoring local companies;

•	longer payment cycles;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	difficulties in enforcing or defending intellectual property rights; and

•	exposure to different legal and political standards due to our conducting business in approximately 40 countries.
We cannot assure you that one or more of these factors will not harm our business. Any material decrease in our international sales would adversely impact our net sales, results of operations and financial condition. Our international sales are predominately in Europe. In Europe, health care regulation and reimbursement for medical devices vary significantly from country to country. This changing environment could adversely affect our ability to sell our products in some European countries.
Fluctuations in foreign exchange rates could negatively impact our results of operations.
Because our international sales are denominated primarily in euros, currency fluctuations in countries where we do business may render our products less price competitive than those of competing companies whose sales are denominated in weaker currencies. We report our financial results in U.S. dollars, and fluctuations in the value of either the dollar or the currencies in which we transact business can have a negative impact on our results of operations and financial condition. Consequently, we have exposure to foreign currency exchange risks. We do not hedge any of our foreign currency risk.
If we are unable to continue to develop and market new products and technologies, we may experience a decrease in demand for our products or our products could become obsolete, and our business would suffer.
We are continually engaged in product development and improvement programs, and we expect new products to represent a significant component of our future business. We may not be able to compete effectively with our competitors unless we can keep up with existing or new products and technologies in the urinary and fecal incontinence market. If we do not continue to introduce new products and technologies, or if those products and technologies are not accepted, we may not be successful and our business would suffer. Moreover, our clinical trials have durations of several years and it is possible that competing therapies, such as drug therapies, may be introduced while our products are still undergoing clinical trials. This could reduce the potential demand for our products and negatively impact our business prospects. Additionally, our competitors’ new products and technologies may beat our products to market, may be more effective or less expensive than our products or render our products obsolete.

The marketing of our products requires a significant amount of time and expense and we may not have the resources to successfully market our products, which would adversely affect our business and results of operations.
The marketing of our products requires a significant amount of time and expense in order to identify the physicians who may use our products, invest in training and education and employ a sales force that is large enough to interact with the targeted physicians. We may not have adequate resources to market our products successfully against larger competitors who have more resources than we do. If we cannot market our products successfully, our business and results of operations would be adversely affected.
The size and resources of our competitors may allow them to compete more effectively than we can, which could adversely affect our potential profitability.
Our products compete against similar medical devices and other treatment methods, including drugs, for treating urinary and fecal voiding dysfunctions. Many of our competitors have significantly greater financial, research and development, manufacturing and marketing resources than we have. Our competitors could use these resources to develop or acquire products that are safer, more effective, less invasive, less expensive or more readily accepted than our products. Their products could make our technology and products obsolete or noncompetitive. Our competitors could also devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies than we can. If we are not able to compete effectively, then we may not be profitable.
We are dependent on the availability of third-party reimbursement for our revenues.
Our success depends on the availability of reimbursement for the cost of our products from third-party payors, such as government health authorities, private health insurance plans and managed care organizations. There is no uniform policy for reimbursement in the United States and foreign countries. We believe that the ease of obtaining, and the amount of, reimbursement for urinary incontinence treatment has a significant impact on the decisions of health care providers regarding treatment methods and products. Accordingly, changes in the extent of coverage or a reduction in reimbursement rates under any or all third-party reimbursement programs may cause a decline in purchases of our products, which would materially adversely affect the market for our products. Alternatively, we might respond to reduced reimbursement rates by reducing the prices of our products, which could also reduce our revenues.
If physicians do not recommend and endorse our products, our sales may decline or we may be unable to increase our sales and profits.
In order for us to sell our products, physicians must recommend and endorse them. We may not obtain the necessary recommendations or endorsements from physicians. Acceptance of our products depends on educating the medical community as to the distinctive characteristics, perceived benefits, safety, clinical efficacy, cost-effectiveness and reimburseability of our products compared to products of our competitors, and on training physicians in the proper application of our products. If we are not successful in obtaining the recommendations or endorsements of physicians for our products, our sales may decline or we may be unable to increase our sales and profits.
Our business strategy relies on assumptions about the market for our products, which, if incorrect, would adversely affect our business prospects and profitability.
We are focused on the market for minimally invasive therapies used to treat voiding dysfunctions. We believe that the aging of the general population will continue and that these trends will increase the need for our products. However, the projected demand for our products could materially differ from actual demand if our assumptions regarding these trends and acceptance of our products by the medical community prove to be incorrect or do not materialize. Actual demand for our products could also be affected if drug therapies gain more widespread acceptance as a viable alternative treatment, which in each case would adversely affect our business prospects and profitability.
Proposals to modify the health care system in the U.S. or other countries could affect the pricing of our products. If we cannot sell our products at the prices we plan to, our margins and profitability could be adversely affected.
Proposals to modify the current health care system in the United States to improve access to health care and control its costs are continually being considered by the federal and state governments. We anticipate that the U.S. Congress and state legislatures will continue to review and assess alternative health care reform proposals. We cannot predict whether these reform proposals will be adopted, when they may be adopted or what impact they may have on us if they are adopted. Any spending decreases or other significant changes in government programs such as Medicare could adversely affect the pricing of our products.

Like the United States, foreign countries have considered health care reform proposals and could materially alter their government-sponsored health care programs by reducing reimbursement rates. Any reduction in reimbursement rates under United States or foreign health care programs could negatively affect the pricing of our products. If we are not able to charge a sufficient amount for our products, our margins and our profitability will be adversely affected.
If our information systems fail or if we experience an interruption in their operation, our business and results of operations could be adversely affected.
The efficient operation of our business is dependent on our management information systems. We rely on our management information systems to effectively manage accounting and financial functions, order entry, order fulfillment and inventory replenishment processes, and to maintain our research and development and clinical data. The failure of our management information systems to perform as we anticipate could disrupt our business and product development and could result in decreased sales, increased overhead costs, excess inventory and product shortages, causing our business and results of operations to suffer. In addition, our management information systems are vulnerable to damage or interruption from:
•	earthquake, fire, flood and other natural disasters;

•	terrorist attacks and attacks by computer viruses or hackers; and

•	power loss or computer systems, Internet, telecommunications or data network failure.
Any such interruption could adversely affect our business and results of operations.
If we lose the services of our chief executive officer or other key personnel, we may not be able to manage our operations and meet our strategic objectives.
Our future success depends, in large part, on the continued service of our senior management. We have no key person insurance with respect to any of our senior managers, and any loss or interruption of their services could significantly reduce our ability to effectively manage our operations and implement our strategy. Also, we depend on the continued service of key managerial, scientific, sales and technical personnel, as well as our ability to continue to attract and retain additional highly qualified personnel. We compete for such personnel with other companies, academic institutions, government entities and other organizations. Any loss or interruption of the services of our other key personnel could also significantly reduce our ability to effectively manage our operations and meet our strategic objectives because we cannot assure you that we would be able to find an appropriate replacement should the need arise.
We also compete for experienced medical device sales personnel. If we are unable to hire and retain qualified sales personnel, our sales could be negatively impacted.
You may be unable to sell your investment.
There is only a limited trading market for our common stock, which is quoted on the AMEX. Transactions in our common stock may lack the volume, liquidity and orderliness necessary to maintain a liquid and active trading market. Accordingly, an investor should consider the potential lack of liquidity before investing in our common stock.
Our stock price may fluctuate and be volatile.
The market price of our common stock may be subject to significant fluctuation due to the following factors, among others:
•	variations in our quarterly financial results;

•	developments regarding regulatory clearances or approvals of our products;

•	market acceptance of our products;

•	the success of our efforts to acquire or license additional products;

•	announcements of new products or technologies by us or our competitors;

•	developments regarding our patents and proprietary rights or those of our competitors;

•	developments in U.S. or international reimbursement systems;

•	changes in accounting standards, policies, guidance or interpretations;

•	sales of substantial amounts of our stock by existing shareholders; and

•	general economic conditions.
The stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of affected companies. These broad market fluctuations may cause the price of our common stock to fall abruptly or remain significantly depressed.
Future sales of our common stock in the public market could lower our share price.
The market price of our common stock could decline due to sales by our existing shareholders of a large number of shares of our common stock or the perception that these sales could occur. These sales could also make it more difficult for us to raise capital through the sale of common stock at a time and price we deem appropriate.
We have a significant number of equity instruments outstanding subject to conversion to our common stock. As of March 31, 2007 we have 2,169,866 shares of our common stock subject to outstanding options (of which 1,666,282 are vested) and 2,166,478 shares of our common stock subject to outstanding warrants. Further, in April 2007, we issued 1,417,144 shares of our common stock to purchase from CystoMedix, Inc. certain intellectual property assets related to the Urgent PC. The shares issued to CystoMedix will become eligible for public resale beginning in April 2008.
We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.
Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and related regulations implemented by the SEC, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We will be evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement management attestation requirements relating to internal controls and all other aspects of Section 404 by our March 31, 2008 deadline, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, including the SEC. This type of action could adversely affect our financial results or investors’ confidence in our company and our ability to access capital markets and could cause our stock price to decline. In addition, the controls and procedures that we will implement may not comply with all of the relevant rules and regulations of the SEC. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner. Further, if we acquire any company in the future, we may incur substantial additional costs to bring the acquired company’s systems into compliance with Section 404.
Our corporate documents and Minnesota law contain provisions that could discourage, delay or prevent a change in control of our company.
Provisions in our articles of incorporation may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our articles of incorporation authorize our board of directors to issue up to 20 million shares of stock which, without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights. With these rights, the holders of such shares could make it more difficult for a third party to acquire us. In addition, our articles of incorporation provides for a staggered board of directors, whereby directors serve for three year terms, with approximately one third of the directors coming up for reelection each year. Having a staggered board will make it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our board of directors.
We are also subject to the anti-takeover provisions of Section 302A.673 of the Minnesota Business Corporation Act. Under these provisions, if anyone becomes an “interested shareholder,” we may not enter into a “business combination” with that person for four years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 302A.673, “interested shareholder” means, generally, someone owning 10% or more of our outstanding voting stock or an affiliate of ours that owned 10% or more of our outstanding voting stock during the past four years, subject to certain exceptions.

We do not intend to declare dividends on our stock in the foreseeable future.
We have never declared or paid cash dividends on our common stock. We currently intend to retain all future earnings, if any, for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our board of directors. Therefore, you should not expect to receive dividend income from shares of our common stock.
Item 2. Description of Property
In May 2006, we entered into an eight-year lease for an 18,259 square-foot facility in Minnetonka, Minnesota for our new corporate headquarters. We own 9,774 square feet of office and warehouse space in Geleen, The Netherlands, and lease 5,800 square feet of office, warehouse, laboratory and manufacturing space through June 2012 in Eindhoven, The Netherlands. We intend to terminate this lease in calendar 2007 and, pending FDA qualification, consolidate our manufacturing operations in our facility in Minnesota. If we do not receive timely FDA qualification of our facility in Minnesota, we will have to delay our plan to exit the Eindhoven facility.
Item 3. Legal Proceedings
There are no material pending legal proceedings other than ordinary routine litigation incidental to our business.
Item 4. Submission of Matters to a Vote of Security Holders
We did not submit any matter to a vote of our security holders during the fourth quarter of our recently completed fiscal year.

PART II
Item 5. Market for Common Equity and Related Stockholder Matters
Market Information. As of the date hereof, there is only a limited public trading market for our common stock.
Our common stock is listed on the American stock Exchange under the symbol “UPI.”
The following table sets forth the high and low closing prices for our common stock for our fiscal year ended March 31, 2007, as reported on the American Stock Exchange.

Fiscal Quarters	Low	High
First Quarter	$1.70	$2.60
Second Quarter	1.62	3.80
Third Quarter	2.05	3.40
Fourth Quarter	2.36	3.48
As of March 31, 2007, approximately 522 holders held our common stock of record. Registered ownership includes nominees who may hold securities on behalf of multiple beneficial owners.
Securities Authorized for Issuance Under Equity Compensation Plans. The following table provides particular information regarding our equity compensation plans as of March 31, 2007.

			Number of Securities
			Remaining Available for
			Future Issuance Under
	Number of Securities to	Weighted-Average	Equity Compensation
	be Issued Upon Exercise	Exercise Price of	Plans (Excluding
	of Outstanding Options,	Outstanding Options,	Securities Reflected
	Warrants and Rights	Warrants and Rights	in the First Column)
Equity Compensation Plans Approved by Security Holders	806,200	$3.12	839,000 (2)

Equity Compensation Plans Not Approved by Security Holders (1)	1,761,573	$3.81	0

Total	2,567,773	$3.59	839,000

(1)	The following is a brief description of the various equity compensation plans not approved by our stockholders.

Our 1995 Stock Option Plan provided for the grant only of non-qualified stock options to our employees, directors, non-employees and consultants, generally exercisable for five years from the date of grant. At March 31, 2007, we had outstanding 180,666 options (of which 173,999 are vested), at a weighted average exercise price of $2.77. We froze this plan in May 2006 and may not grant any new options from this plan.

We have also granted options from outside of our 1995 Stock Option Plan, generally to our executive officers, directors and employees for their services. At March 31, 2007 we had outstanding 1,183,000 such options (of which 965,500 are vested). These options, with a weighted average exercise price of $4.09, are exercisable over periods ranging from for 5 to 10 years from the date of grant.

In April 2003, we entered into a consulting agreement with C.C.R.I. Corporation for investor relations services and issued five-year warrants to purchase 100,000 of our shares. Half of these warrants are exercisable at $3.00 per share and the other half are exercisable at $5.00 per share.

In connection with our April 2005 private placement, August 2006 private placement and December 2006 follow-on public offering, we granted the placement agent, Craig-Hallum Capital Group, LLC, five-year warrants to purchase 107,357, 69,500 and 121,050 of our shares, respectively, at an exercise price of $4.75, $2.50 and $2.40 per share, respectively.

(2)	On May 3, 2006, our shareholders adopted our 2006 Stock and Incentive Plan. At that time, we froze our other option plans previously approved by our shareholders. As of March 31, 2007, 839,000 securities remain available for future issuance under our 2006 Stock and Incentive Plan.
Item 6. Management’s Discussion and Analysis of Financial Conditions and Results of Operations
YOU SHOULD READ THIS DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS IN CONJUNCTION WITH, AND WE QUALIFY OUR DISCUSSION IN ITS ENTIRETY BY, THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE WITHIN THIS ANNUAL REPORT, THE MATERIAL CONTAINED IN THE “RISK FACTORS” AND “DESCRIPTION OF BUSINESS” SECTIONS OF THIS ANNUAL REPORT, AND THE CAUTIONARY DISCLOSURE ABOUT FORWARD-LOOKING STATEMENTS AT THE FRONT OF PART I OF THIS ANNUAL REPORT.
Overview
We are a medical device company that develops, manufactures and markets innovative, products for the treatment of voiding dysfunctions. Our minimally invasive products treat urinary and fecal incontinence and overactive bladder symptoms. We believe that our company is uniquely positioned because we offer a broad and diverse set of products to address the various preferences of doctors and patients, as well as the quality of life issues presented by voiding dysfunctions. We currently offer three medical devices for the treatment of incontinence and overactive bladder symptoms.
Strategy
Our goal is to gain market share in the voiding dysfunction market by expanding our portfolio of minimally invasive products for the treatment of voiding dysfunctions, with a particular focus on products and applications for outpatient and office-based procedures. We believe that, with a suite of innovative products, we can increasingly garner the attention of key physicians, our independent sales representatives and distributors to enhance market acceptance of our products. The key elements of our strategy are to:
•	Focus on office-based solutions for physicians. We believe that our company is uniquely positioned to provide a broad product offering of office-based solutions for physicians. By expanding our U.S. presence, we intend to develop long-standing relationships with leading physicians treating incontinence and overactive bladder symptoms. These relationships will provide us with a source of new product ideas and a conduit through which to introduce new products. We also intend to develop marketing programs to assist physicians in marketing their practices and to provide innovative programs focused on helping physicians attract patients and develop referral networks. Building these relationships is an important part of our growth strategy, particularly for the development and introduction of new products.

•	Grow our U.S. sales and international distribution. We believe that in addition to international market, the U.S. is a significant opportunity for future sales of our products. In order to grow our U.S. business, we have expanded our sales organization, consisting of a direct field sales and independent sales representatives, and marketing organization and reimbursement department to market our products directly to our customers. We anticipate further increasing, as needed, our sales and marketing organization in the United States to support our sales growth. In addition, we intend to expand our European presence by creating new distribution partnerships.

•	Educate physicians and patients about the benefits of our Urgent PC neuromodulation system. We believe education of physicians and patients regarding the benefits of our Urgent PC is critical to the successful adoption of this product. To this end, we have initiated a clinical trial, which is a U.S. multi-center randomized prospective study comparing the Urgent PC device to the most commonly prescribed pharmaceutical treatment for OAB symptoms. We believe the results of this and other studies, if successful, will allow us to expand our marketing and sales efforts. These sales and marketing efforts may include physician training and education programs which will emphasize the clinical efficacy and ease of use of our Urgent PC product as well as patient-oriented marketing materials for physicians to use to inform patients of the availability and potential benefits of our Urgent PC product.

•	Provide patient-driven alternatives. Patients often weigh the quality of life benefits of electing to undergo a surgical procedure against the invasiveness of the procedure. We intend to continue to expand our marketing efforts to build patient awareness of these treatment alternatives and encourage patients to see physicians. We believe this will help physicians build their practices and simultaneously increase sales of our products.

•	Develop, license or acquire products. We believe that our broad and diverse product offering is an important competitive advantage because it allows us to address the various preferences of doctors and patients, as well as the quality of life issues presented by voiding dysfunctions. An important part of our growth strategy is to broaden our product line further to meet customer needs by developing new products internally, licensing or acquiring new products through acquisitions.
Our Products
Macroplastique Implants is a minimally invasive, implantable soft tissue bulking agent for the treatment of urinary incontinence. When Macroplastique is injected into tissue around the urethra, it stabilizes and “bulks” tissues close to the urethra, thereby providing the surrounding muscles with increased capability to control the release of urine. Macroplastique has been sold for urological indications in over 40 countries outside the United States since 1991. In October 2006, we received from the FDA pre-market approval for Macroplastique. We began marketing this product in the United States in early 2007. We cannot assure that we can market Macroplastique profitability in the U.S. Our other proprietary, implantable soft tissue bulking agents that we sell outside the United States include PTQ Implants for fecal incontinence, VOX Implants for vocal cord rehabilitation and Bioplastique Implants for dermal augmentation.
The Urgent PC neuromodulation system is a minimally invasive device designed for office-based treatment of overactive bladder symptoms of urinary urge incontinence, urinary urgency and urinary frequency. This product uses percutaneous tibial nerve stimulation to deliver an electrical pulse that travels to the sacral nerve plexus, a control center for bladder function. We received regulatory approvals for the sale of Urgent PC in the United States and Canada in October 2005 and in Europe in November 2005. Subsequently, we launched the product for sale in those markets. We launched our second generation Urgent PC product in 2006.
I-Stop is a minimally invasive biocompatible, polypropylene, tension-free sling for the treatment of female urinary incontinence. Our I-Stop sling can correct stress urinary incontinence by providing tension-free hammock-type support for the urethra to prevent its downward movement and the associated leakage of urine. We stopped selling this product in the U.S. in March 2007, but continue selling it in the United Kingdom.
Sales and Marketing
We are focusing our sales and marketing efforts primarily on office-based and outpatient surgery-based urologists, urogynecologists and gynecologists with significant patient volume. We believe the United States is a significant opportunity for future sales of our products. In order to grow our United States business, we recently established a sales organization, consisting of direct field sales and independent sales representatives, a marketing organization and reimbursement department to market our products directly to our customers. By expanding our United States presence, we intend to develop long-standing relationships with leading physicians treating incontinence and overactive bladder symptoms. Outside of the United States, we sell our products primarily through a direct sales organization in the United Kingdom and primarily through distributors in other markets.
Critical Accounting Policies
We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles, which require us to make estimates and assumptions in certain circumstances that affect amounts reported. In preparing these consolidated financial statements, we have made our best estimates and judgments of certain amounts, giving due consideration to materiality. We believe that of our significant accounting policies, the following are particularly important to the portrayal of our results of operations and financial position. They may require the application of a higher level of judgment by Uroplasty management, and as a result are subject to an inherent degree of uncertainty.
Revenue Recognition. The Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements,” provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. We believe our revenue recognition policies comply with SAB 104. We recognize revenue upon shipment of product to our distributors and direct customers. We have no customer acceptance provisions or installation obligations. Our sales terms to our distributors and customers provide no right of return outside of our standard warranty, and payment terms consistent with industry standards apply. Sales terms and pricing to our distributors are governed by the respective distribution agreements. Our distributors purchase our products to meet the sales demand of their end-user customers as well as to fulfill their internal requirements associated with the sales process and, if applicable, contractual purchase requirements under the respective distribution agreements. Internal and other requirements include purchases of products for training, demonstration and evaluation purposes, clinical evaluations, product support, establishing inventories, and meeting minimum purchase commitments. As a result, the level of our net sales during any period is not necessarily indicative of our distributors’ sales to end-user customers during that period, which we estimate are not substantially different than our sales to those distributors in each of the last two years. Our distributors’ level of inventories of our products, their sales to end-user customers and their internal product requirements may impact our future revenue growth.
Accounts Receivable. We carry our accounts receivable at the original invoice amount less an estimate made for doubtful receivables based on a periodic review of all outstanding amounts. We determine the allowance for doubtful accounts based on customer health, and both historical and expected credit loss experience. We write off our accounts receivable when we deem them uncollectible. We record recoveries of accounts receivable previously written off when received.
Inventories. We state inventories at the lower of cost or market using the first-in, first-out method. We provide lower of cost or market reserves for slow moving and obsolete inventories based upon current and expected future product sales and the expected impact of product transitions or modifications. While we expect our sales to grow, a reduction in sales could reduce the demand for our products and may require additional inventory reserves.
Foreign Currency Translation/Transactions. The financial statements of our foreign subsidiaries were translated in accordance with the provisions of SFAS No. 52 “Foreign Currency Translation.” Under this Statement, we translate all assets and liabilities using period-end exchange rates, and we translate statements of operations items using average exchange rates for the period. We record the resulting translation adjustment within accumulated other comprehensive loss, a separate component of shareholders’ equity. We recognize foreign currency transaction gains and losses in the statement of operations, including unrealized gains and losses on short-term intercompany obligations using period-end exchange rates, resulting in an increase in the volatility of our consolidated statements of operations. We recognize unrealized gains and losses on long-term intercompany obligations within accumulated other comprehensive loss, a separate component of shareholders’ equity.
Impairment of Long-Lived Assets. Long-lived assets at March 31, 2007 consist of property, plant and equipment and intangible assets. We review our long-lived assets for impairment whenever events or business circumstances indicate that the carrying amount of an asset may not be recoverable. We measure the recoverability of assets to be held and used by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If we consider such assets impaired, we measure the impairment to be recognized by the amount by which the carrying amount of the assets exceeds the fair value of the assets. We report assets to be disposed of at the lower of the carrying amount or fair value less costs to sell.
Share-Based Compensation. FASB published Statement No. 123 (revised 2004), Share-Based Payment, or SFAS 123(R). SFAS 123(R) requires that we recognize the compensation cost relating to share-based payment transactions, including grants of employee stock options, in our financial statements. We must measure that cost based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123(R) is a replacement of Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB 25, and its related interpretive guidance.
This Statement requires us to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period we require our employee to provide services for the award. We adopted SFAS 123(R) on April 1, 2006, under the modified prospective transition method. We calculated the pro forma compensation costs presented previously and in our prior filings using a Black-Scholes option pricing model.
In February 2006, our Board of Directors approved a plan to accelerate, effective February 2, 2006, the vesting of out-of-the-money, unvested stock options previously granted to our employees, officers and directors. We considered an option out-of-the-money if the stated exercise price exceeded $2.85, the then closing price of our common stock. We accelerated the vesting of these options to minimize the amount of compensation expense we must recognize upon adoption of SFAS 123(R). None of these options had intrinsic value at the acceleration date under APB 25. The acceleration of the vesting of these options reduced our pre-tax stock option expense by approximately $1.4 million, in the aggregate, calculated using the Black-Scholes option valuation model, that we would otherwise have recognized over three fiscal years upon adoption of SFAS 123(R).
Defined Benefit Pension Plans. We have a liability attributed to defined benefit pension plans we offered to certain former and current employees prior to April 2005. We pay premiums to an insurance company to fund annuities and are responsible for funding additional annuities based on continued service and future salary increases for these employees’ pension benefit. The liability is dependent upon numerous factors, assumptions and estimates, and the continued benefit costs we incur may be significantly affected by changes in key actuarial assumptions such as the discount rate, compensation rates, or retirement dates used to determine the projected benefit obligation.

Additionally, changes made to the provisions of the plans may impact current and future benefit costs. In accordance with accounting rules, changes in benefit obligations associated with these factors may not be immediately recognized as costs on the income statement, but are recognized in future years over the remaining average service period of plan participants. See Note 5 to our consolidated financial statements for further discussion.
Income Taxes. We recognize deferred tax assets and liabilities for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities using enacted tax rates we expect to apply to taxable income in the years in which we expect to recover or settle those temporary differences. As of March 31, 2007, we have generated approximately $18 million in U.S. net operating loss carryforwards that we cannot use to offset taxable income in foreign jurisdictions. We recognize a valuation allowance when we determine it is more likely than not that we will not realize a portion of the deferred tax asset. We have established a valuation allowance for U.S. and certain foreign deferred tax assets due to the uncertainty that we will generate enough income in those taxing jurisdictions to utilize the assets.
In addition, future utilization of NOL carryforwards are subject to certain limitations under Section 382 of the Internal Revenue Code. This section generally relates to a 50 percent change in ownership of a company over a three-year period. We believe that the issuance of our common stock in the December 2006 follow-on public offering resulted in an “ownership change” under Section 382. Accordingly, our ability to use NOL tax attributes generated prior to December 2006 may be limited.
Set forth below is management’s discussion and analysis of the financial condition and results of operations for the fiscal years ended March 31, 2007 and 2006. See Note 7 to our Consolidated Financial Statements for business segment information.
Results of Operations
Net Sales. In fiscal 2007, net sales were $8.3 million, representing a $2.2 million or 35% increase compared to net sales of $6.1 million for fiscal 2006. Excluding the impact of fluctuations in foreign currency exchange rates, net sales increased by approximately 29%. Sales to customers in all our major geographic areas recorded an increase. We attribute approximately 63% of the $2.2 million increase to the growth in sales to our customers in the U.S.
We attribute the increase in sales primarily to our U.S. sales organization, which we fully established during the quarter ended December 31, 2006, and the second generation Urgent PC product, which we introduced in September 2006 outside of the U.S., and October 2006 in the U.S. Also, growth in sales in the fourth quarter of fiscal 2007 of our Macroplastique product, which we attribute to our increased marketing focus, reversed the decline in sales in the earlier quarters to an overall increase in sales for fiscal 2007.
Sales to customers in the U.S. for fiscal 2007 increased to $1.5 million from $95,000 in fiscal 2006. We attribute this growth primarily to the Urgent PC product and the fully established sales organization. During fiscal 2007 we had minimal sales of our Macroplastique product in the U.S., which we launched in early 2007, and the I-Stop product, which we discontinued.
Gross Profit. Gross profit was $5.7 million and $4.3 million for the fiscal years ended March 31, 2007 and 2006, respectively, or 69% and 70% of net sales in the respective periods. In the third quarter of fiscal 2007, we incurred approximately $107,000 of charges related to rework, scrap and warranty for one of our new products. In the fourth quarter of fiscal 2007, we incurred $16,000 of restructuring charges (consisting of $221,000 of cash charges, related to severance payments, offset by $205,000 of non cash benefits, related to pension curtailment), $187,000 of inventory write-off charges relating to the discontinuance of the I-Stop product sales in the U.S., and an estimated $60,000 of benefits from increased manufacturing capacity utilization as we stepped up production to meet our product needs during our production transition from our Eindhoven, The Netherlands facility, which we plan to close, to our Minnesota facility. We expect to complete this manufacturing transition in late 2007, pending FDA qualification of our Minnesota facility, at which time we expect to incur an additional $150,000 to $200,000 of restructuring charges primarily related to exiting our leased Eindhoven facility.
General and Administrative Expenses. General and administrative (G&A) expenses increased from $3.0 million in fiscal 2006 to $3.2 million in fiscal 2007. During fiscal 2007 we incurred a $594,000 non-cash, SFAS 123(R) charge for share-based employee compensation. Excluding this charge, G&A expenses in fiscal 2007 declined by $394,000, in part due to a $250,000 decrease in personnel-related costs, offset by an increase in rent expense. In addition, in fiscal 2006 we incurred $170,000 of charges to install our new information system, offset by a $145,000 reversal of bad debt expense.
Research and Development Expenses. Research and development (R&D) expenses decreased from $3.3 million in fiscal 2006 to $2.3 million in fiscal 2007. During fiscal 2007, we incurred a $28,000 non-cash, SFAS 123(R) charge for share-based employee compensation. During fiscal 2007, our personnel-related and consulting costs declined by $360,000 and

$760,000, respectively. Offsetting these reductions was a $130,000 increase in clinical costs, primarily related to a trial comparing the efficacy of our Urgent PC product against a leading drug therapy for treatment of overactive bladder symptoms. Personnel-related costs declined because in fiscal 2007 we had fewer employees and in fiscal 2006 we incurred a $205,000 expense related to severance compensation for our former Vice President of R&D and Managing Director of our United Kingdom subsidiary. In fiscal 2006, we incurred consulting expense primarily for the development of our second generation Urgent PC product.
Selling and Marketing Expenses. Selling and marketing expenses increased from $3.4 million in fiscal 2006 to $5.2 million in fiscal 2007. During fiscal 2007, we incurred a $61,000 non-cash, SFAS 123(R) charge for share-based employee compensation. We attribute the increase to a $760,000 rise in compensation-related costs, a $430,000 increase in commissions for sales agents and independent sales representatives, primarily for our U.S. direct sales force and marketing organization, and a $330,000 increase in travel-related and other costs to support our expanding marketing activities.
Other Income (Expense). Other income (expense) includes interest income, interest expense, warrant expense or benefit, foreign currency exchange gains and losses and other non-operating costs when incurred. Our other income (expense) is subject to material fluctuations based on changes in currency exchange rates and fluctuations in our stock price, as that affects the fair value of certain, now exercised, warrants. Other income was $142,000 and $789,000 for fiscal 2007 and 2006, respectively.
In May 2002, we conducted a public rights offering. In the rights offering, we issued to those shareholders who exercised their rights three shares of our common stock and a warrant, exercisable through July 2004, to purchase an additional share of our common stock. We registered with the SEC the issuance of the shares, the warrants and the shares underlying the warrants. In July 2004, we suspended the right to exercise the warrants shortly before their scheduled expiration date because we announced a planned restatement of our fiscal 2004 financial statements. In November 2004, we became current with our SEC filings. In April 2005, we chose to issue like-kind replacement warrants to the holders of the expired warrants. The terms for the replacement warrants required that we issue shares covered by a registration statement and maintain the effectiveness of the registration (by making timely SEC filings) for the warrant holders to receive registered shares upon exercise of the warrants. In April 2005, we recognized a liability and equity charge of $1.4 million associated with the grant of these warrants, and subsequently recognized in other income (expense) the change in fair value of the warrants due to the change in the value of our common stock issuable upon exercise of these warrants. We determined the fair value of the warrants using the Black-Scholes option-pricing model. The period to exercise the warrants ended in March 2007, 90 days after the effective date of the registration statement we filed with SEC. We recognized a net warrant (expense) benefit of $(29,000) and $707,000 in fiscal 2007 and 2006, respectively.
We recognize exchange gains and losses primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the euro and British pound (currencies of our subsidiaries), as well as their effect on the dollar denominated short-term intercompany obligations between our foreign subsidiaries and us. We recognized foreign currency gain (loss) of $27,000 and $(31,000) in fiscal 2007 and 2006, respectively.
Income Tax Expense. Our Dutch subsidiary recorded income tax (expense) benefit of $(146,000) and $47,000 in fiscal 2007 and 2006, respectively. We cannot use the U.S. net operating loss carry forwards to offset taxable income in foreign jurisdictions. The maximum Dutch income tax rate was 29.6% and 31.5%, respectively, in fiscal 2007 and 2006, for taxable income in excess €22,689 (approximately $30,000). Effective January 1, 2007, the maximum tax rate is 25.5% for taxable income in excess of €60,000.
Non-GAAP Financial Measures. In addition to disclosing the financial results for fiscal 2007 and 2006 calculated in accordance with U.S. generally accepted accounting principles (GAAP), our discussion of the results of operations above contains non-GAAP financial measures that exclude from the income statement the effects of share-based employee compensation under the requirements of SFAS 123(R), restructuring charges and certain inventory write-off charges. The non-GAAP financial measures disclosed by us should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the consolidated financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. We may calculate our non-GAAP financial measures differently from similarly titled measures used by other companies. Therefore, our non-GAAP financial measures may not be comparable to those used by other companies. We have described the reconciliations of each of our non-GAAP financial measures above to the most directly comparable GAAP financial measures. Management uses our non-GAAP financial measures for internal managerial purposes, including as a means to compare period-to-period results on a consolidated basis and as a means to evaluate our results on a consolidated basis compared to those of other companies.
We disclose this information to the public to enable investors who wish to more easily assess our performance on the same basis applied by management and to ease comparison on both a GAAP and non-GAAP basis among peer companies.

Liquidity and Capital Resources
Cash Flows. As of March 31, 2007, our cash and cash equivalent and short-term investments balances totaled $6.8 million.
At March 31, 2007, we had working capital of approximately $7.2 million. In fiscal 2007, we used $3.5 million of cash for operating activities, compared to $4.6 million of cash used in fiscal 2006. We attribute our cash usage primarily to our $4.9 million incurred loss. Accounts receivables increased by $448,000 due to the increase in our sales. Other current assets, accounts payable and accrued expenses fluctuated due to the timing of payments and fluctuations in foreign currency exchange rates.
Fluctuations in foreign currency exchange rates, weak economic conditions in foreign markets where we sell and distribute our products, changes in regulatory environment and changes in third-party reimbursement polices can materially affect our financial condition and results of operations. The effects of these conditions can include reduced unit sales and reduced sales in dollars when converted from foreign currency amounts and material gains and losses on transactions denominated in foreign currencies.
Sources of Liquidity. In April 2005, we conducted a private placement in which we sold 2.1 million shares of our common stock at a price per share of $3.50, together with warrants to purchase 1.2 million of our common stock, for an aggregate purchase price of approximately $7.5 million. The stock sale proceeds are offset by costs of approximately $935,000, resulting in net proceeds of approximately $6.6 million. The warrants are exercisable for five years at an exercise price of $4.75 per share.
In August 2006, we conducted a private placement in which we sold 1.4 million shares of our common stock for $1.50 per share, together with warrants to purchase 695,000 shares of our common stock, for an aggregate purchase price of approximately $2.1 million. After offset for our estimated placement costs of $275,000, we received net proceeds of approximately $1.8 million. The warrants are exercisable for five years at an exercise price of $2.50 per share.
In December 2006, we conducted a follow-on public offering in which we sold approximately 2.4 shares of our common stock at a price per share of $2.00, for an aggregate purchase price of approximately $4.9 million. The stock sale proceeds are offset by offering costs of approximately $563,000, resulting in net proceeds of approximately $4.3 million.
In May 2006, we entered into a $100,000 3-year, term loan agreement with Venture Bank, at an interest rate of 8.25% per annum. We used these proceeds for capital expenditures relating to our relocation to our Minnetonka, Minnesota facility.
In March 2007, we received approximately $1.3 million in proceeds from exercise of 662,942 warrants to purchase our common shares.
In October 2006, we amended our business loan agreement with Venture Bank. The amended agreement provided for a credit line of up to $500,000 secured by our assets and was set to expire in April 2007 if not renewed. Under this agreement, we could borrow up to 50% of the value of the inventory on hand in the U.S. and 75% of the U.S. accounts receivable value. The bank charged interest on the loan at the rate of one percentage point over the prime rate (8.25% on March 31, 2007), subject to a minimum interest rate of 7% per annum. In addition, Uroplasty BV, our subsidiary, entered into an agreement with Rabobank of The Netherlands for a €500,000 (approximately $667,000) credit line. The bank charges interest on the loan at the rate of one percentage point over the Rabobank base interest rate (5.25% on March 31, 2007), subject to a minimum interest rate of 3.5% per annum. At March 31, 2007, we had no borrowings under any of our credit lines.
In May 2007, we amended our business loan agreement with Venture Bank. The agreement, expiring in May 2008, provides for a credit line of up to $1 million secured by our assets. We may borrow up to 50% (to a maximum of $500,000) of the value of our eligible inventory on hand in the U.S. and 80% of our eligible U.S. accounts receivable value. To borrow any amount, we must maintain consolidated net equity of at least equal to $3.5 million as well as maintain certain other financial covenants on a quarterly basis. The bank charges interest on the loan at a per annum rate of the greater of 7.5% or one percentage point over the prime rate.
Commitments and Contingencies. We believe that our current resources and funds generated from sale of our products, together with our credit facilities will be adequate to meet our cash flow needs, including regulatory activities associated with existing products, through the end of the next fiscal year (fiscal 2008). We will need to raise additional capital to continue funding for product development and continued expansion of our sales and marketing activities, and ultimately, we will need to achieve profitability and generate positive cash flows from operations to fund our operations and grow our business. As such, we will need to raise additional equity capital to meet our needs beyond fiscal 2008, but there can be no guarantee that we can do so on acceptable terms, or at all.

We expect to continue to incur significant costs for regulatory activities associated with the FDA-required, post-market studies in the United States for Macroplastique product, as well as other clinical studies. We also expect that during fiscal 2008, we will continue to incur significant expenses as we expand our U.S. selling and marketing organization. In addition, we expect general and administrative expenses in fiscal 2008 to increase as we increasingly prepare to implement the provisions of Section 404 of the Sarbanes-Oxley Act of 2002.
In April 2005, we entered into an exclusive manufacturing and distribution agreement with CystoMedix for the Urgent PC product. Under this license agreement, we paid CystoMedix an aggregate of $475,000 (an initial payment of $225,000 and an additional payment of $250,000 in 12 equal monthly installments) and agreed to pay a 7% royalty on product sales to the extent the cumulative royalty amount exceeds $250,000. We capitalized the aggregate payment as licensed technology and were amortizing it over the term of the agreement. We did not owe any royalty payments in fiscal 2007. In April 2007, we acquired from CystoMedix certain intellectual property assets related to the Urgent PC product and terminated the April 2005 exclusive manufacturing and distribution agreement. In consideration, we issued CystoMedix 1,417,144 shares of common stock valued at approximately $4.7 million. The shares issued to CystoMedix will become eligible for public resale beginning in April 2008.
We have an exclusive distribution agreement with CL Medical through December 2010, allowing us to market and sell the I-Stop urethral sling in the United Kingdom. Under the agreement, we are required to purchase a minimum of $347,000 of units in calendar 2007, increasing to $500,000 of units in calendar 2010, for an aggregate commitment of approximately $2 million of units between 2007 and 2010, subject to periodic adjustment based on the value of the euro. In addition, we have commitments, generally for periods of less than two years, to purchase from various vendors finished goods and manufacturing components under issued purchase orders.
Under a royalty agreement for Macroplastique, Bioplastique, and PTQ Implants we pay royalties, in the aggregate, of three to five percent of net sales subject to a monthly minimum of $4,500. The royalties payable under this agreement will continue until the patent referenced in the agreement expires in 2010. Under a license agreement for the Macroplastique Implantation System, we pay a royalty of 10 British pounds for each unit sold during the life of the patent.
We have a defined benefit pension plan covering nine employees in The Netherlands. We pay premiums to an insurance company to fund annuities and are responsible for funding additional annuities based on continued service and future salary increases for these employees’ pension benefit. We closed this defined benefit plan for new employees in April 2005. As of that date, the Dutch subsidiary established a defined contribution plan that now covers new employees. We also closed our UK subsidiary’s defined benefit plan to further accrual for all employees in December 2004. In March 2005, the UK subsidiary established a defined contribution plan for new employees.
In January 2006, we entered into a long-term lease with Liberty Property Limited Partnership for an 18,258 square foot facility for our U.S. headquarters located at 5420 Feltl Road, Minnetonka, Minnesota. The lease effective date was May 1, 2006, has a term of 96 months, requires average annual minimum rent payments of approximately $140,000 and requires payments for operating expenses.
On May 31, 2006, we entered into a promissory note with Venture Bank with a principal amount of $100,000, interest rate of 8.25% per annum, and a maturity date of May 31, 2009. We used these funds for capital expenditures in connection with relocating to our Minnetonka, Minnesota facility.
Repayments of our contractual obligations as of March 31, 2007, consisting of royalties, purchase commitments, notes payable (inclusive of interest), and operating leases, are summarized below:

	Payments Due by Period
			Fiscal	Fiscal	Fiscal
			2009 and	2011 and	2013 and
	Total	Fiscal 2008	2010	2012	thereafter
Minimum royalty payments	$194,000	$54,000	$108,000	$32,000	$—
Minimum purchase agreement	2,532,000	965,000	1,067,000	500,000	—
Notes payable	621,000	103,000	160,000	103,000	255,000
Operating lease commitments	1,373,000	271,000	426,000	369,000	307,000

Total contractual obligations	$4,720,000	$1,393,000	$1,761,000	$1,004,000	$562,000

Recent Accounting Pronouncements
In March 2006, the FASB issued EITF Issue No. 06-3, “How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement,” or EITF Issue 06-3. EITF Issue 06-3 concluded that companies should disclose, as an accounting policy decision in their financial statements, the presentation of sales, use, value-added and certain excise taxes on either a gross (included in revenues and costs) or a net (excluded from revenues) basis. In addition, for any such taxes reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which it presents an income statement if those amounts are significant. EITF Issue 06-3 is effective for periods beginning after December 15, 2006. We present sales on a net basis, and accordingly, adoption of EITF Issue 06-3 did not have a material effect on our consolidated financial statements.
In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109, or FIN 48, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires recognition of the tax effects from an uncertain tax position in the financial statements unless sustaining the position on audit is more likely than not, based on the technical merits of the position. The provisions of FIN 48 become effective for us beginning in fiscal 2008, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact, if any, of adopting FIN 48 on our consolidated financial statements.
In September 2006, the FASB issued Statement 157, Fair Value Measurements, or SFAS 157, which defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles. SFAS 157 sets forth a standard definition of fair value as it applies to assets or liabilities, the principal market (or most advantageous market) for determining fair value (price), the market participants, inputs and the application of the derived fair value to those assets and liabilities. The effective date of this pronouncement is for all full fiscal and interim periods beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS 157 on our consolidated financial statements.
In September 2006, the FASB issued Statement 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, or SFAS 158. SFAS 158 amends SFAS No. 87, Employers’ Accounting for Pensions, SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions and SFAS 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits. The amendments retain most of the existing measurement and disclosure guidance and will not change the amounts recognized in our consolidated statement of operations. SFAS 158 requires companies to recognize a net asset or liability, with an offset to equity for the amount by which the defined benefit postretirement obligation is over or under-funded. SFAS 158 requires prospective application, and the recognition and disclosure requirements became effective for our fiscal year end 2007 consolidated financial statements. We adopted SFAS 158 as further discussed in Note 5, Savings and Retirement Plans, to our Consolidated Financial Statements.
In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB 108. SAB 108 was issued in order to eliminate the diversity of practice in how public companies quantify misstatements of financial statements, including misstatements that were not material to prior years’ financial statements. Adoption of SAB 108,effective for our fiscal year ended March 31, 2007, did not have a material impact on our consolidated financial statements.
In February 2007, the FASB issued Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159. This statement allows all entities to choose, at specified election dates, to measure eligible items at fair value. Under this option, an entity will report in earnings unrealized gains and losses on items for which it has elected the fair value option. This statement is effective as of the beginning of the first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the company has also elected to apply the provisions of FASB Statement No. 157, Fair Value Measurements. We are currently evaluating the impact, if any, of adopting SFAS 159 on our consolidated financial statements.
Item 7. Financial Statements
The information contained in Exhibit 13 under the headings “Consolidated Statements of Operations,” “Consolidated Balance Sheets,” “Consolidated Statements of Shareholders’ Equity and Comprehensive Loss,” “Consolidated Statements of Cash Flows,” “Notes to Consolidated Financial Statements” and “Report of Independent Registered Public Accounting Firm” is incorporated herein by reference.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
None.
Item 8A. Controls and Procedures
Disclosure Controls and Procedures. As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of our disclosure controls and procedures as defined in Rules 13(a)-15(e) under the Securities Exchange Act of 1934 (“the Exchange Act”). Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.
Internal Control Matters. We also maintain a system of internal accounting controls designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our policies and procedures are followed. There have been no changes in our internal control over financial reporting during the fiscal quarter ended March 31, 2007, or thereafter, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system inherently has limitations, and the benefits of controls must be weighed against their costs. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. Therefore, no evaluation of a cost-effective system of controls can provide absolute assurance that all control issues and instances of fraud, if any, will be detected.
Item 8B. Other Information
None.

PART III
Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act
The information contained under the heading “Management” in the Proxy Statement is incorporated herein by reference.
Item 10. Executive Compensation
The information contained under the heading “Executive Compensation” in the Proxy Statement is incorporated herein by reference.
Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
The information contained under the heading “Principal Shareholders” in the Proxy Statement is incorporated herein by reference.
Item 12. Certain Relationships and Related Transactions
The information contained under the heading “Certain Transactions” in the Proxy Statement is incorporated herein by reference.

Item 13. Exhibits and Reports
(a) Exhibits incorporated by reference.

Number	Description

2.1	First Amended Joint Plan of Reorganization (Modified) dated January 31, 1994 (Incorporated by reference to Exhibit 8.2 to Registrant’s Registration Statement on Form 10SB)

3.1	Restated Articles of Incorporation of Uroplasty, Inc. (Incorporated by reference to Exhibit 2.1 to Registrant’s Registration Statement on Form 10SB)

3.2	Bylaws of Uroplasty, Inc. (Incorporated by reference to Exhibit 2.2 to Registrant’s Registration Statement on Form 10SB)

3.3	Amendment to Restated Articles of Incorporation of Uroplasty, Inc. (Incorporated by reference to Exhibit 3.3 to Registrant’s Form 8-K dated October 24, 2006_

4.1	Form of Stock Certificate representing shares of our Common Stock (Incorporated by reference to Exhibit 3.1 to Registrant’s Registration Statement on Form 10SB)

4.2	Form of Warrant (Incorporated by reference to Exhibit 4.2 to Registrant’s Registration Statement on Form SB-2, Registration No. 333-128313)

4.3	Form of Selling Agent’s Warrant (Incorporated by reference to Exhibit 4.3 to Registrant’s Form SB-2/A 1 filed November 27, 2006, Registration No. 333-138267)

10.1	Settlement Agreement and Release dated November 30, 1993 by and between Bioplasty, Inc., Bio-Manufacturing, Inc., Uroplasty, Inc., Arthur A. Beisang, Arthur A. Beisang III, MD and Robert A. Ersek, MD (Incorporated by reference to Exhibit 6.1 to Registrant’s Registration Statement on Form 10SB)

10.2	Purchase and Sale Agreement dated December 1, 1995 by and among Bio-Vascular, Inc., Bioplasty, Inc., and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.2 to Registrant’s Registration Statement on Form 10SB)

10.3	License Agreement dated December 1, 1995 by and between Bio-Vascular, Inc. and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.3 to Registrant’s Registration Statement on Form 10SB)

10.4	Unsecured $640,000 Promissory Note dated March 30, 1994 by and between Bioplasty, Inc., Uroplasty, Inc. and Bioplasty Product Claimants’ Trust (Incorporated by reference to Exhibit 6.5 to Registrant’s Registration Statement on Form 10SB)

10.5	Agreement and Satisfaction dated January 30, 1995 by and between Bioplasty Product Claimants’ Trust and Bioplasty, Inc. (Incorporated by reference to Exhibit 6.6 to Registrant’s Registration Statement on Form 10SB)

10.6	Asset Sale and Satisfaction of Debt Agreement dated June 23, 1995 by and between Bioplasty, Inc. and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.7 to Registrant’s Registration Statement on Form 10SB)

10.7	Executory Contract Assumption Stipulation dated December 28, 1993 by and between Bioplasty, Inc., Uroplasty, Inc., and Collagen Corporation (Incorporated by reference to Exhibit 6.8 to Registrant’s Registration Statement on Form 10SB)

10.8	Settlement and License Agreement dated July 23, 1992 by and between Collagen Corporation, Bioplasty, Inc., and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.9 to Registrant’s Registration Statement on Form 10SB)

10.9	Employment Agreement between Uroplasty, Inc. and Susan Holman dated December 7, 1999. (Incorporated by reference to Exhibit 10.13 to Registrant’s Form 10-KSB for the year ended 03-31-2000.)

10.10	Employment Agreement between Uroplasty, Inc. and Larry Heinemann dated December 7, 1999. (Incorporated by reference to Exhibit 10.14 to Registrant’s Form 10-KSB for the year ended 03-31-2000.)

10.11	Agreement, dated October 14, 1998, by and between Uroplasty, Inc. and Samir M. Henalla (pertaining to Macroplastique Implantation System). (Incorporated by reference to Exhibit 10.15 to Registrant’s Form 10-KSB/A for the year ended 03-31-2001)

10.12	Employment Agreement between Uroplasty, Inc. and Mr. Marc Herregraven dated November 15, 2002. (Incorporated by reference to Exhibit 10.15 to Registrant’s Form 10-KSB for the year ended 03-31-2003)

10.13	Form of Securities Purchase Agreement dated as of April 21, 2005, by and among Uroplasty, Inc., and the investors identified on the signature pages thereto (Incorporated by reference to Exhibit 10.20 to Registrant’s Form 8-K dated April 21, 2005)

10.14	Form of Warrant (Incorporated by reference to Exhibit 10.21 to Registrant’s Form 8-K dated April 21, 2005)

Number	Description

10.15	Form of Registration Rights Agreement dated as of April 21, 2005, by and among Uroplasty, Inc., and the investors named therein (Incorporated by reference to Exhibit 10.22 to Registrant’s From 8-K dated April 21, 2005)

10.16	Employment Agreement between Uroplasty, Inc. and Mahedi A. Jiwani dated November 14, 2005 (Incorporated by reference to Exhibit 10.24 to Registrant’s Form 10-QSB for the period ended September 30, 2005)

10.17	Lease Agreement between Uroplasty, Inc. and Liberty Property Limited Partnership dated January 20, 2006 (Incorporated by reference to Exhibit 10.25 to Registrant’s Form 8-K dated January 24, 2006)

10.18	Letter Agreement between Sam B. Humphries and Uroplasty, Inc., dated April 26, 2006 (Incorporated by reference to Exhibit 10.28 to Registrant’s Amendment No. 1 to Form SB-2 dated April 27, 2006)

10.19	Employment Agreement between Uroplasty, Inc. and David B. Kaysen dated May 17, 2006 (Incorporated by reference to Exhibit 10.30 to Registrant’s Form 10-KSB for the fiscal year ended March 31, 2006)

10.20	Form of Securities Purchase Agreement dated as of August 7, 2006, by and among Uroplasty, Inc., and the investors identified on the signature pages thereto (Incorporated by reference to Exhibit 10.32 to Registrant’s Form 8-K dated August 8, 2006)

10.21	Form of Registration Rights Agreement dated as of August 7, 2006, by and among Uroplasty, Inc., and the investors named therein (Incorporated by reference to Exhibit 10.34 to Registrant’s From 8-K dated August 8, 2006)

10.22	Form of Warrant dated August 7, 2006 (Incorporated by reference to Exhibit 10.33 to Registrant’s Form 8-K dated August 8, 2006)

10.23	Exclusive Distribution Agreement dated as of November 21, 2006 by and between Uroplasty, Inc. and SI.EM Sistemi Elettromedicali (Incorporated by reference to Exhibit 10.1 to Registrant’s Amendment No. 2 to Form SB-2 on Form S-3 Registration Statement filed December 5, 2006)

10.24	Form of Purchase Agreement, dated as of March 15, 2007, by and between Uroplasty, Inc. and CystoMedix, Inc. (Incorporated by reference to Exhibit 10.36 to Registrant’s Form 8-K filed March 20, 2007

10.25	Business Loan Agreement and related Promissory Note dated May 1, 2007 with Venture Bank (Incorporated by reference to Exhibit 10.37 to Registrant’s Form 8-K dated May 4, 2007)

14.1	Revised Code of Ethics titled Code of Business Conduct and Ethics for Directors, Officers and Employees (Incorporated by reference to Exhibit 14.1 to Registrant’s Form 8-K filed April 11, 2007)
(b) Exhibits filed herewith.

Number	Description

10.26	Form of Exclusive Distribution Agreement between Uroplasty, LTD and CL Medical SARL

13	Financial Statements

21.0	List of Subsidiaries

23.1	Consent of Independent Registered Public Accounting Firm – McGladrey & Pullen, LLP

31	Certifications by the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32	Certifications by the CEO and CFO pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Item 14. Principal Accountant Fees and Services
The information contained under the heading “Independent Registered Public Accounting Firm” in the Proxy Statement is incorporated herein by reference.

SIGNATURES
In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 6, 2007	UROPLASTY, INC.

	By	/s/ David B. Kaysen
David B. Kaysen
President and Chief Executive Officer
In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title / Capacity	Date

/s/ David B. Kaysen David B. Kaysen	President, Chief Executive Officer and Director (Principal Executive Officer)	June 6, 2007

/s/ Mahedi A. Jiwani Mahedi A. Jiwani	Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	June 6, 2007

/s/ R. Patrick Maxwell R. Patrick Maxwell	Chairman of the Board of Director	June 6, 2007

/s/ Thomas E. Jamison Thomas E. Jamison	Director	June 6, 2007

/s/ Lee A. Jones Lee A. Jones	Director	June 6, 2007

/s/ James P. Stauner James P. Stauner	Director	June 6, 2007

/s/ Sven A. Wehrwein Sven A. Wehrwein	Director	June 6, 2007

DISTRIBUTION AGREEMENT
Parties:
CL Médical s.a.r.l.
28 avenue Général de Gaulle
69110 Sainte Foy Les Lyon
France
hereinafter referred to as the Supplier
and
UROPLASTY Ltd
Unit 3, Woodside Business Park
Whitley Wood Lane
Reading — Berkshire RG2 8LW
The United Kingdom
hereinafter referred to as the Distributor
CL Médical Distribution Agreement 05 May 2005

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1. Definitions
A)	The “Product” shall mean l-Stop, tension free vaginal tape for the treatment of female urinary incontinence.

B)	The “Territory” shall mean England, Scotland and Wales.

C)	“Confidential Material” shall mean any information which is disclosed by one party to the other under or in connection with this agreement (whether orally or in writing and whether or not such information is expressly stated to be confidential or marked as such)

D)	“Intellectual Property” means any patent copyright registered design, trade mark or other such industrial or intellectual property right subsisting in the Territory in respect of the Product and applications for any of the foregoing and whether registered or not

E)	“Force Majeure” means in relation to either party any circumstances beyond the reasonable control of that party (including without limitation any strike lock-out or other form of industrial action);
2. Appointment
2.1	The Supplier hereby appoints the Distributor as the Exclusive Distributor of the Product in the Territory, and the Distributor hereby accepts such appointment. The Supplier agrees that it will not itself sell Product into the Territory during this agreement

2.2	All inquiries, orders, communications or leads of any kind relating to the sales of the Product within the Territory shall be referred to the Distributor. The Distributor buys and sells in his own name and for his own account. He acts as an independent trader as regards to both the Supplier and the Customer. The Distributor shall not act in the name of the Supplier.
3. Distributor’s Obligations
3.1	The Distributor agrees not to represent, sell or manufacture directly or indirectly competitive ‘tension free vaginal tape’ products during the term of this agreement.

3.2	The Distributor shall not sell the Product to customers having their place of business or in default of such place their place of residence outside the Territory.

3.3	The Distributor shall transmit to the Supplier all inquiries for the Product from customers residing in the above EU member states or other countries outside the Territory.

3.4	The Distributor shall not sell the Product in any active way in EU member states, which do not belong to the Territory. This means, inter alia, that he shall refrain from seeking customers, from establishing any branches or from maintaining any distribution depot in these countries for the Product only.
CL Médical Distribution Agreement 05 May 2005

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4. The Supplier’s Obligations
4.1	The Supplier shall, in accordance with the terms hereof, supply to the Distributor such quantities of any of the Product, as the Distributor requires for distribution and sale in the Territory.

4.2	Normal maximum delivery time is 2 (two) month from receipt of firm order.

4.3	The Supplier agrees to place at the Distributor’s disposal technical assistance and training needed by the Distributor and provide the Distributor with Graphics and Media for incorporation into the Distributors marketing documentation.
5. Prices and General Conditions
5.1	The prices of the Product are set forth in a special price list, Attachment 1 (one) to this Agreement, which is hereby incorporated into this agreement. The Product shall be paid in Euros (EUR). Payment must be done net at 60 (sixty) days after invoice date. All quoted prices are EXW (Ex Works) Sainte Foy Les Lyon.

5.2	The General Conditions may be changed by the Supplier as for future orders upon one hundred and eighty (180) days prior written notice. The Supplier has the right to terminate the Agreement if the Distributor cannot agree to the changes to the General Conditions.
6. Intellectual property
6.1	The Supplier authorises the Distributor to use its Intellectual Property in the Territory on or in relation to the Product for the purposes only of exercising its rights and performing its obligations under this agreement.

6.2	The Distributor shall ensure that each reference to and use of any of the Intellectual Property by the Distributor is in a manner from time to time approved by the Supplier.

6.3	The Distributor shall not:
6.3.1	make any modifications to the Product or its packaging;

6.3.2	alter, remove or tamper with any trade marks, numbers, or other means of identification used on or in relation to the Product;

6.3.3	use any of the trade marks in any way which might prejudice their distinctiveness or validity or the goodwill of the Supplier therein;

6.3.4	use in the Territory any trade marks or trade names so resembling any trade mark or trade names of the Supplier as to be likely to cause confusion or deception.
6.4	Except as provided in clause 6.1 the Distributor shall have no rights in respect of any trade names or trade marks used by or the Supplier in relation to the Product or of the goodwill associated therewith, and the Distributor hereby acknowledges that, except as expressly provided in this agreement, it shall not acquire any rights in respect of any trade names or trade marks and that all such rights and goodwill are, and shall remain, vested in the Supplier.
CL Médical Distribution Agreement 05 May 2005

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6.5	The Distributor shall promptly and fully notify the Supplier of any actual, threatened or suspected infringement in the Territory of any Intellectual Property of the Supplier which comes to the Distributor’s notice, and of any claim by any third party so coming to its notice that the importation of the Product into the Territory, or their sale in the Territory, infringes any rights of any other person, and the Distributor shall at the request and expense of the Supplier do all such things as may be reasonably required to assist the Supplier in taking or resisting any proceedings in relation to any such infringement or claim.
7. Quality Obligations
7.1	The Supplier declares that the Products are CE-marked and agrees to maintain the CE Mark and any other regulatory requirements.
8. Duration and Termination
8.1	This Agreement shall enter into force upon signature and expire automatically after 1 (one) years from this date. The agreement is automatically renewed for up to 2 (two) years provided the Distributor fulfils the annual minimum purchase requirements. Both, the prolongation period of the contract and the annual minimum purchase requirements as well as the prices will be negotiated between the two parties to the contract 3 months prior to the expiration of the contract.

8.2	This Agreement expires without notice and penalty if the Distributor does not fulfil the Specific Marketing Obligations set forth in Attachment 1 (one) to this Agreement.
9. Miscellaneous
9.1	Product complaints must always be reported in writing. No product complaint is accepted if the Lot No. of the Product is not included in the complaint.

9.2	The Supplier shall have the right to cancel any Product as a product hereunder, in the event it ceases to manufacture and market such Product. Such right shall be exercised upon ninety (90) days prior written notice to the Distributor and upon the expiration of such ninety days period such Product shall cease to be a Product under this Agreement except tender orders held by the Distributor which orders shall be fulfilled and granted by the Supplier.
10. Applicable Law and Competent Jurisdiction
10.1	This agreement shall be governed by the laws of France

10.2	Any dispute between the parties shall be referred to the International Court of Arbitration in Paris and shall be determined by a sole arbitrator under the International Chambers of Commerce Rules then current.
CL Médical Distribution Agreement 05 May 2005

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11. Force majeure
11.1	If either party is affected by Force Majeure it shall forthwith notify the other party of the nature and extent thereof.

11.2	Neither party shall be deemed to be in breach of this agreement or otherwise be liable to the other by reason of any delay in performance or non-performance of any of its obligations under this agreement to the extent that such delay or non-performance is due to any Force Majeure of which it has notified the other party; and the time for performance of that obligation shall be extended accordingly.
12. Compensation
12.1	Except when the Agreement is terminated by reason of a breach by either party no compensation shall be payable in consequence of a termination of or failure to renew this Agreement.

12.2	This writing constitutes the entire Agreement between the Parties with respect to the subject matter hereof, and no modifications or revisions hereof shall have any force or effect, unless the same are in writing and executed by the Parties hereto.

Date: May 5th, 2005	Date: May 13, 2005	Date: 5/13/05
For CL Médical sarl	For Uroplasty Ltd	For Uroplasty, Inc.

Vincent Goria	Dan Holman	Sam B. Humphries
Managing Director	Director	President & CEO

/s/ Vincent Goria	/s/ Dan Holman	/s/ Sam B. Humphries

CL Médical Distribution Agreement 05 May 2005

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Attachment 3
Vigilance Agreement
Between:
CL Medical
Le Pre Center II
28, Avenue General de Gaulle
F- 69110 Sainte Foy-Les-Lyon
France
(Manufacturer)
and:
Uroplasty
Unit 3, Woodside Business Park
Whitley Wood Lane
Reading, Berkshire RG2 8LW
The United Kingdom
(Distributor)
In accordance with Article 10 of the European Council Directive 93/42/EEC of 14 June 1993 concerning medical devices, otherwise known as the Medical Device Directive, MDD, the Distributor agrees to inform the Manufacturer about any relevant complaint regarding products delivered from the Manufacturer. Written information about the complaint must be transmitted to the Manufacturer without delay and normally within 8 (eight) days after the complaint came to the knowledge of the Distributor.
The Manufacturer agrees to the obligation of keeping up to date a systematic procedure to review experience gained from their devices in the post-production phase and will apply necessary corrective action as regulated in the conformity assessment procedures in Annexes II, IV, V, VI, and VII of the MDD. The proper establishment of this post-marketing surveillance system by the manufacturer is subject to inspections by their Notified Body. Thus, Manufacturer agrees to provide post-market surveillance forms to the Distributor to record relevant post-market surveillance and complaint information to comply with their post-marketing surveillance program.

Date: May 5th, 2005	Date: May 13, 2005	Date: 5/13/05
For CL Médical sarl	For Uroplasty Ltd	For Uroplasty, Inc.

Vincent Goria	Dan Holman	Sam B. Humphries
Managing Director	Director	President & CEO

/s/ Vincent Goria	/s/ Dan Holman	/s/ Sam B. Humphries

CL Médical Distribution Agreement 05 May 2005

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Attachment 4
Distribution Agreement Extension/Modification
Between:
CL Medical
Le Pre Center II
28, Avenue General de Gaulle
F-69110 Sainte Foy-Les-Lyon
France
(Manufacturer)
And:
Uroplasty LTD.
5420 Feltl Road
Minnetonka, Minnesota 55343
USA
(Distributor)
The purpose of this attachment is to extend the current Distribution Agreement expiration to 31 December 2010, with renewal options for successive five year terms upon written notice from Uroplasty LYD to CL Medical given not later than six months prior to the end of this term.
Products covered by this Attachment shall be all CL Medical products available to be marketed with proper regulatory clearance in the defined Territory.
The Territory shall be England, Scotland and Wales.
Other terms and conditions are per the current Distribution Agreement.
These purchases would be for all CL Medical approved products to be sold into the Territory. Uroplasty LTD will provide CL Medical a forecast for each quarter 30 days prior to the start of the quarter.
This is the entire Attachment.

Date: November 28th, 2006 For CL Medical sarl Vincent Goria Managing Director	By: For Uroplasty LTD and Uroplasty Inc. David B. Kaysen President and CEO

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Exhibit 13
UROPLASTY, INC. AND SUBSIDIARIES
Consolidated Financial Statements
March 31, 2007 and 2006

Page(s)
Report of Independent Registered Public Accounting Firm	F-2

Financial Statements:

Consolidated Balance Sheets	F-3 – F-4

Consolidated Statements of Operations	F-5

Consolidated Statements of Shareholders’ Equity and Comprehensive Loss	F-6

Consolidated Statements of Cash Flows	F-7

Notes to Consolidated Financial Statements	F-8 – F-21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Uroplasty, Inc.
Minneapolis, Minnesota
We have audited the consolidated balance sheets of Uroplasty, Inc. and Subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uroplasty, Inc. and subsidiaries as of March 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
As disclosed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment” on April 1, 2006, and also as disclosed in Note 1 to the consolidated financial statements on March 31, 2007, the Company adopted Statement of Financial Accounting Standard No. 158, “Employers’ Accounting For Defined Benefit Pension and Other Postretirement Plans”.
/s/ McGladrey & Pullen, LLP
Minneapolis, Minnesota
June 6, 2007

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2007 and 2006

	2007	2006
Assets

Current assets:
Cash and cash equivalents	$3,763,702	$1,563,433
Short-term investments	3,000,000	1,137,647
Accounts receivable, net	1,240,141	716,587
Income tax receivable	113,304	270,934
Inventories	823,601	757,062
Other	272,035	353,178

Total current assets	9,212,783	4,798,841

Property, plant, and equipment, net	1,431,749	1,079,438

Intangible assets, net of accumulated amortization of $431,097 and $327,586, respectively	308,093	411,604

Deferred tax assets	93,819	111,361

Total assets	$11,046,444	$6,401,244

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2007 and 2006

	2007	2006
Liabilities and Shareholders’ Equity

Current liabilities:
Current maturities – long-term debt	$78,431	$41,658
Deferred rent – current	35,000	—
Accounts payable	544,507	506,793
Accrued liabilities:
Compensation	887,253	411,708
Restructuring reserve	221,259	—
Consulting fees and outside services	273	155,396
Warrant liability	—	665,356
Other	238,885	350,877

Total current liabilities	2,005,608	2,131,788

Long-term debt — less current maturities	427,382	389,241
Deferred rent – less current portion	214,381	—
Accrued pension liability	596,026	473,165

Total liabilities	3,243,397	2,994,194

Commitments and Contingencies

Shareholders’ equity:
Common stock $.01 par value; 40,000,000 shares authorized, 11,614,330 and 6,937,786 shares issued and outstanding at March 31, 2007 and 2006, respectively	116,143	69,378
Additional paid-in capital	23,996,818	14,831,787
Accumulated deficit	(16,010,990)	(11,034,100)
Accumulated other comprehensive loss	(298,924)	(460,015)

Total shareholders’ equity	7,803,047	3,407,050

Total liabilities and shareholders’ equity	$11,046,444	$6,401,244

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended March 31, 2007 and 2006

	2007	2006
Net sales	$8,311,001	$6,142,612
Cost of goods sold	2,590,535	1,837,716

Gross profit	5,720,466	4,304,896

Operating expenses
General and administrative	3,199,500	2,958,982
Research and development	2,276,526	3,324,201
Selling and marketing	5,216,765	3,399,896

	10,692,791	9,683,079

Operating loss	(4,972,325)	(5,378,183)

Other income (expense)
Interest income	119,534	142,379
Interest expense	(38,096)	(29,494)
Warrant benefit (expense)	(29,068)	707,320
Foreign currency exchange gain (loss)	26,610	(31,195)
Other, net	62,791	(413)

	141,771	788,597

Loss before income taxes	(4,830,554)	(4,589,586)

Income tax expense (benefit)	146,336	(46,873)

Net loss	$(4,976,890)	$(4,542,713)

Basic and diluted loss per common share	$(0.58)	$(0.67)

Weighted average common shares outstanding:
Basic and diluted	8,591,454	6,746,412
See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
Years ended March 31, 2007 and 2006

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-in	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Capital	Deficit	Loss	Equity

Balance at March 31, 2005	4,699,597	$46,996	$9,366,644	$(6,491,387)	$(130,357)	$2,791,896

Proceeds from private placement, net of costs of $934,679	2,147,142	21,471	6,558,847	—	—	6,580,318

Reissue of warrants plus registration costs of $21,234	—	—	(1,394,000)	—	—	(1,394,000)

Liquidated damages settlement shares	57,381	574	150,403	—	—	150,977

Proceeds from exercise of stock options	33,666	337	45,362	—	—	45,699

Extension of employee options after termination	—	—	104,531	—	—	104,531

Comprehensive Loss	—	—	—	(4,542,713)	(329,658)	(4,872,371)

Balance at March 31, 2006	6,937,786	69,378	14,831,787	(11,034,100)	(460,015)	3,407,050

Proceeds from private placement, net of costs of $275,305	1,389,999	13,900	1,795,844	—	—	1,809,744

Proceeds from follow-on offering, net of costs of $562,872	2,430,000	24,300	4,272,878	—	—	4,297,178

Proceeds from exercise of warrants, net of registration costs of $13,473	662,942	6,629	1,305,782	—	—	1,312,411

Reclassification of warrant liability to equity upon exercise of warrants	—	—	694,424	—	—	694,424

Proceeds from exercise of stock options	175,849	1,758	305,379	—	—	307,137

Employee Retirement Savings Plan Contribution	17,754	178	44,207	—	—	44,385

Share-Based Compensation	—	—	746,517	—	—	746,517

Comprehensive Loss	—	—	—	(4,976,890)	161,091	(4,815,799)

Balance at March 31, 2007	11,614,330	$116,143	$23,996,818	$(16,010,990)	$(298,924)	$7,803,047

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:
Net loss	$(4,976,890)	$(4,542,713)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	299,849	261,496
Loss (gain) on disposal of equipment	(3,568)	1,343
Warrant expense (benefit)	29,068	(707,320)
Stock-based consulting expense	61,972	—
Stock-based compensation expense	684,545	—
Stock-based severance expense	—	104,531
Deferred income taxes	20,230	(16,015)
Deferred rent	(32,083)	—
Changes in operating assets and liabilities:
Accounts receivable	(447,709)	163,701
Inventories	21,114	(280,505)
Other current assets and income tax receivable	278,394	(362,009)
Accounts payable	17,229	158,381
Accrued liabilities	429,919	585,992
Accrued pension liability, net	81,611	62,454

Net cash used in operating activities	(3,536,319)	(4,570,664)

Cash flows from investing activities:
Purchases of short-term investments	(3,020,220)	(4,768,323)
Proceeds from sales of short-term investments	1,157,867	3,718,036
Purchases of property, plant and equipment	(196,417)	(252,238)
Proceeds from sales of equipment	4,294	—
Payments for intangible assets	—	(454,167)

Net cash used in investing activities	(2,054,476)	(1,756,692)

Cash flows from financing activities:
Proceeds from long-term obligations	211,000	—
Repayment of long-term obligations	(177,838)	(41,847)
Proceeds from issuance of common stock and warrants and exercise of options	7,726,470	6,604,693

Net cash provided by financing activities	7,759,632	6,562,846

Effect of exchange rates on cash and cash equivalents	31,432	(77,381)

Net increase in cash and cash equivalents	2,200,269	158,109

Cash and cash equivalents at beginning of year	1,563,433	1,405,324

Cash and cash equivalents at end of year	$3,763,702	$1,563,433

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$31,693	$21,299
Cash paid (received) during the year for income taxes	$(54,859)	$94,442

Supplemental disclosure of non-cash financing and investing activities:
Employee retirement savings plan contribution issued in common shares	$44,385	$—
Shares issued for liquidated damages settlement	—	150,977
Property, plant and equipment additions funded by lessor allowance and classified as deferred rent	280,000	—
See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006
1. Summary of Significant Accounting Policies
Nature of Business. Uroplasty, Inc. and subsidiaries (the “Company”) is a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. The Company offers minimally invasive products to treat urinary and fecal incontinence and overactive bladder symptoms. In addition, the Company markets its soft tissue bulking material for additional indications, including the treatment of vocal cord rehabilitation, fecal incontinence and soft tissue facial augmentation. The Company sells its products in and outside of the United States. In fiscal 2007, the Company expanded its sales, marketing and reimbursement organizations in the U.S. to market the products directly to the customers. The Company had minimal sales to customers in the U.S. in fiscal 2006.
Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated.
Revenue Recognition. The Company recognizes revenue when persuasive evidence of an arrangement exists, title and risk of ownership have passed, the sales price is fixed or determinable and collectibility is probable. Generally, these criteria are met at the time the product is shipped to the customer. Shipping and handling charges billed to customers are included in net sales, and shipping and handling costs incurred by the Company are included in cost of sales. There are no customer acceptance provisions. The Company sells its products to end users and to distributors who sell to other distributors and end users. Payment terms range from prepayment to 60 days. The distributor payment terms are not contingent on the distributor selling the product to other distributors or end users. Customers do not have the right to return unsold products to the Company except for warranty claims. The Company offers customary product warranties. Two customers accounted for approximately 10% each of the Company’s net sales in fiscal 2007. During fiscal 2006, the same two customers accounted for approximately 14% and 11% of the Company’s net sales.
Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company’s significant accounting policies and estimates include revenue recognition, accounts receivable, valuation of inventory, foreign currency translation/transactions, the determination of recoverability of long-lived and intangible assets, share-based compensation, defined benefit pension plans, and income taxes.
Disclosures About Fair Value of Financial Instruments. The Company used the following methods and assumption to estimate the fair value of each class of certain financial instruments for which it is practicable to estimate that value:
•	Cash equivalents and short-term investments: The carrying amount approximates fair value because of the short maturity of these instruments.

•	Notes payable: The Company has estimated the fair value of its notes payable based on the current rates offered to the Company for similar instruments with the same remaining maturities and similar collateral requirements. At March 31, 2007 and 2006, the fair value of the Company’s notes payable approximated their carrying value.
Cash and Cash Equivalents. The Company considers highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts.
Short-term Investments. Short-term investments consist of certificates of deposit that mature within the next twelve months. Based on the short-term nature of these investments, their cost approximates their fair market value.
Accounts Receivable. The Company carries its accounts receivable at the original invoice amount less an estimate made for doubtful receivables based on a periodic review of all outstanding amounts. The Company determines the allowance for doubtful accounts based on customer financial condition and historical and expected credit loss experience. The Company writes off accounts receivable when deemed uncollectible. The Company records recoveries of accounts receivable previously written off when received. The allowance for doubtful accounts was $7,000 and $42,000 at March 31, 2007 and 2006, respectively.

Inventories. The Company states inventories at the lower of cost (first-in, first-out method) or market (net realizable value). The inventory reserve was $229,000 and $100,000 at March 31, 2007 and 2006, respectively. Inventories consist of the following at March 31, 2007 and 2006:

	2007	2006
Raw materials	$254,988	$340,268
Work-in-process	20,773	26,183
Finished goods	547,840	390,611

	$823,601	$757,062

We purchase several medical grade materials and other components for use in our finished products from single source suppliers meeting our quality and other requirements. Although we believe our supply sources could be replaced if necessary without due disruption, it is possible that the process of qualifying new suppliers could cause an interruption in our ability to manufacture our products, which could have a negative impact on sales.
Property, Plant, and Equipment. The Company carries property, plant, and equipment at cost, which consist of the following at March 31, 2007 and 2006:

	2007	2006
Land	$163,383	$148,402
Building	729,798	662,882
Leasehold improvements	690,413	369,741
Equipment	1,339,892	1,162,185

	2,923,486	2,343,210

Less accumulated depreciation	(1,491,737)	(1,263,772)

	$1,431,749	$1,079,438

The Company provides for depreciation using the straight-line method over useful lives of three to seven years for equipment and 40 years for the building. The Company charges maintenance and repairs to expense as incurred. The Company capitalizes renewals and improvements and depreciates them over the shorter of their estimated useful service lives or the remaining lease term.
Intangible Assets. Intangible assets are comprised of patents and licensed technology which the Company amortizes on a straight-line basis over their estimated useful lives or contractual terms, whichever is less.

		March 31, 2007
		Gross
	Estimated	Carrying	Accumulated
	Lives (Years)	Amount	Amortization	Net value
Licensed technology	5	$501,290	$208,373	$292,917
Patents and inventions	6	237,900	222,724	15,176

		$739,190	$431,097	$308,093

		March 31, 2006
Licensed technology	5	$501,290	$111,183	$390,107
Patents and inventions	6	237,900	216,403	21,497

		$739,190	$327,586	$411,604

In April 2005, the Company entered into an exclusive manufacturing and distribution agreement with CystoMedix, Inc. for the Urgent PC product. Under this license agreement, the Company paid CystoMedix an aggregate of $475,000 (an initial payment of $225,000 and an additional payment of $250,000 in 12 equal monthly installments) and agreed to pay a 7% royalty on product sales to the extent the cumulative royalty amount exceeds $250,000. The Company has capitalized the aggregate payment as licensed technology. The Company did not owe any royalty payments to CystoMedix in fiscal 2007.
Estimated annual amortization for these assets for the years ending March 31, is as follows:

2008	$101,000
2009	101,000
2010	98,000
2011	8,000

$308,000

Impairment of Long-Lived Assets. Long-lived assets at March 31, 2007 consist of property, plant and equipment and intangible assets. The Company reviews its long-lived assets for impairment whenever events or business circumstances indicate that the Company may not recover the carrying amount of an asset. The Company measures recoverability of assets held and used by a comparison of the carrying amount of an asset to future undiscounted net cash flows the Company expects to generate by the asset. If the Company considers such assets impaired, the Company measures the impairment recognized by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
The Company recognized impairment of $3,000 in relation to its announced plans to close its Eindhoven, The Netherlands manufacturing facility and transition the production to its facility in Minnesota.
Product Warranty. The Company warrants its new products to be free from defects in material and workmanship under normal use and service for a period of twelve months after date of sale. Under the terms of these warranties, the Company repairs or replaces products it deems defective due to material or workmanship. The Company recognized warranty expense of $26,000 and $0 for the years ended March 31, 2007 and 2006, respectively.
Deferred Rent. The Company entered into an eight-year operating lease agreement, effective May 2006, for its corporate facility. As part of the agreement, the landlord provided an incentive of $280,000 for leasehold improvements. The Company recorded this incentive as deferred rent and amortizes it as a reduction in lease expense over the lease term. The Company amortizes leasehold improvements and charges them to expense over the shorter of the asset life or the lease term.
Foreign Currency Translation. The Company translates all assets and liabilities using period-end exchange rates and statements of operations items using average exchange rates for the period. The Company records the resulting translation adjustment within accumulated other comprehensive loss, a separate component of shareholders’ equity. The Company recognizes foreign currency transaction gains and losses currently in its consolidated statement of operations, including unrealized gains and losses on short-term inter-company obligations using period-end exchange rates. The Company recognizes unrealized gains and losses on long-term inter-company obligations within accumulated other comprehensive loss, a separate component of shareholders’ equity.
The Company recognizes exchange gains and losses primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the euro and British pound (currencies of the Company’s subsidiaries), as well as on account of their effect on the dollar denominated intercompany obligations between the Company and its foreign subsidiaries. The Company recognized net foreign currency gain (loss) of $27,000 and $(31,000) for the years ended March 31, 2007 and 2006, respectively.
Stock-Based Compensation. On April 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment–Revised 2004,” or SFAS 123(R), using the modified prospective transition method. Prior to the adoption of SFAS 123(R), the Company accounted for stock option grants in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees” (the intrinsic value method), and accordingly, recognized no compensation expense for stock option grants.
Under the modified prospective method, the Company recognized share-based employee compensation cost using the fair-value based method for all new awards granted on or after April 1, 2006 and to awards granted prior to April 1, 2006 that were subsequently modified, repurchased or canceled. The Company recognized compensation costs for unvested stock options and awards that were outstanding as of the April 1, 2006 adoption date, over the remaining requisite service period based on the grant-date fair value of those options and awards as previously calculated under the pro-forma disclosures pursuant to Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation, or SFAS 123.” The Company did not restate the prior period to reflect the impact of adopting SFAS 123(R). Also, see Note 3 to the consolidated financial statements for accelerated vesting of certain options in February 2006. As a result of adopting SFAS 123(R) on April 1, 2006, the net loss and net loss per common share for the year ended March 31, 2007 were $685,000 and $0.08 higher, respectively, than if the Company had continued to account for stock-based compensation under APB Opinion No. 25.
The following table illustrates the effect on net loss and net loss per common share had the Company accounted for stock-based compensation in accordance with SFAS 123 for fiscal 2006:

Net loss — As reported	$(4,542,713)
Deduct: Pro forma stock-based employee compensation expense determined under fair value-based method	(3,062,324)

Net loss — Pro forma	$(7,605,037)

Net loss per common share – As reported:
Basic and diluted	$(0.67)
Net loss per common share – Pro forma:
Basic and diluted	$(1.13)
The above pro forma effects on net loss and net loss per common share are not likely to be representative of the effects on reported net loss for future years because options vest over several years and additional awards generally are made each year. The effects of future periods would also be affected by the February 2006 accelerated vesting of options (see Note 3 to the consolidated financial statements).
Income Taxes. The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. The Company measures deferred tax assets and liabilities using enacted tax rates it expects to apply to taxable income in the years in which the Company expects to recover or settle those temporary differences. During fiscal 2007 and 2006 the Company’s Dutch subsidiary recorded income tax expense (benefit) of approximately $146,000 and $(47,000) respectively. The Company’s U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions.
Basic and Diluted Net Loss per Common Share. The Company calculates basic per common share amounts by dividing net loss by the weighted-average common shares outstanding. The Company computes diluted per common share amounts similar to basic per common share amounts except that the Company increases weighted-average shares outstanding to include additional shares for the assumed exercise of stock options and warrants, if dilutive. Because the Company had a loss in fiscal 2007 and 2006, diluted shares were the same as basic shares since the effect on options and warrants would be anti-dilutive. The Company excluded the following options and warrants outstanding at March 31, 2007 and 2006 to purchase shares of common stock from diluted loss per share as their impact would be anti-dilutive:

	Number of	Range of
	Options/Warrants	exercise prices
Years ended:
March 31, 2007	4,336,344	$1.10–5.30
March 31, 2006	3,875,473	$0.90-10.50
New Accounting Pronouncements
In March 2006, the FASB released EITF Issue No. 06-3, “How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement,” or EITF Issue 06-3. EITF Issue 06-3 concluded that the presentation of sales, use, value-added and certain excise taxes on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed in the financial statements. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF Issue 06-3 is effective for periods beginning after December 15, 2006.

The Company’s accounting policy is to present sales on a net basis, and accordingly, adoption of EITF Issue 06-3 did not have a material effect on its consolidated financial statements.
In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109, or FIN 48, which clarifies the accounting for uncertainty in tax positions. FIN 48 provides that the tax effects from an uncertain tax position be recognized in financial statements, only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the Company’s 2008 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact, if any, of adopting FIN 48 on its consolidated financial statements.
In September 2006, the FASB issued Statement 157, Fair Value Measurements, or SFAS 157, which defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles. SFAS 157 sets forth a standard definition of fair value as it applies to assets or liabilities, the principal market (or most advantageous market) for determining fair value (price), the market participants, inputs and the application of the derived fair value to those assets and liabilities. The effective date of this pronouncement is for all full fiscal and interim periods beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157 on its consolidated financial statements.
In September 2006, the FASB issued Statement 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, or SFAS 158. SFAS 158 amends SFAS No. 87, Employers’ Accounting for Pensions, SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions and SFAS 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits. The amendments retain most of the existing measurement and disclosure guidance and will not change the amounts recognized in the Company’s statement of operations. SFAS 158 requires companies to recognize a net asset or liability with an offset to equity, for the amount by which the defined-benefit-postretirement obligation is over or under-funded. SFAS 158 requires prospective application, and the recognition and disclosure requirements became effective for the Company’s annual consolidated financial statements for the fiscal year ended March 31, 2007. The Company adopted SFAS 158 as further discussed in Note 5, Savings and Retirement Plans, to the consolidated financial statements.
In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB 108. SAB 108 was issued in order to eliminate the diversity of practice in how public companies quantify misstatements of financial statements, including misstatements that were not material to prior years’ financial statements. Adoption of SAB 108, effective for the Company’s fiscal year ended March 31, 2007, did not have a material impact on the Company’s consolidated financial statements.
In February 2007, FASB issued Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159. This statement allows all entities to choose, at specified election dates, to measure eligible items at fair value. Under this option, an entity will report in earnings unrealized gains and losses on items for which it has elected the fair value option. This statement is effective as of the beginning of the first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the company has also elected to apply the provisions of FASB Statement No. 157, Fair Value Measurements. The Company is currently evaluating the impact of adopting SFAS 159 on its consolidated financial statements.
2. Notes Payable
Notes payable consist of the following at March 31, 2007 and 2006:

	2007	2006
$100,000 secured note, monthly payments $3,151, inclusive of interest, through June 2009, at a fixed interest rate of 8.25% per annum.	$77,280	$—

Mortgage note, monthly payments of $3,234 plus interest through December 2017, at a fixed interest rate of 4.7% per annum from May 2006 through April 2011.	418,565	415,422

Note payable, monthly payments of $588 plus interest through August 2008 at a fixed rate of 4.4% per annum.	9,968	15,477

	$505,813	$430,899

Less current maturities	78,431	41,658

	$427,382	$389,241

Approximate future amounts of principal payments of long-term debt for the years ended March 31, are as follows:

2008	$78,000
2009	77,000
2010	48,000
2011	39,000
2012	39,000
Thereafter	225,000

$506,000

In October 2006, the Company amended its business loan agreement with Venture Bank. The amended agreement provided for a credit line of up to $500,000 secured by the Company’s assets and was set to expire in April 2007 if not renewed. Under this agreement, the Company could borrow up to 50% of the value of the inventory on hand in the U.S. and 75% of the U.S. accounts receivable value. The bank charged interest on the loan at the rate of one percentage point over the prime rate (8.25% on March 31, 2007), subject to a minimum interest rate of 7% per annum.
In addition, Uroplasty BV, the Company’s subsidiary, entered into an agreement with Rabobank of The Netherlands for a €500,000 (approximately $667,000) credit line. The bank charges interest on the loan at the rate of one percentage point over the Rabobank base interest rate (5.25% on March 31, 2007), subject to a minimum interest rate of 3.5% per annum.
At March 31, 2007 and 2006, the Company had no outstanding balances under the credit agreements.
3. Shareholders’ Equity
Stock Options. The Company has outstanding 986,866 options to purchase shares of common stock granted under the 1995, 2002 and 2006 option plans. Options granted under these plans generally expire over a period ranging from five to seven years from date of grant and vest at varying rates ranging up to five years. The Company froze the 1995 and 2002 plans and cannot grant any new options from these plans, upon adoption by the shareholders of the 2006 plan.
The Company has outstanding 1,183,000 options to purchase shares of common stock, not granted under the 1995, 2002 and 2006 plans, that expire up to ten years from date of grant and vest at varying rates ranging up to five years.
The Company grants options at the discretion of the directors. Holders may exercise options at a price equal to or greater than the fair market value of the Company’s common stock at date of grant. The plans generally provide for the exercise of options during a limited period following termination of employment, death or disability.
The following table summarizes the activity related to the Company’s stock options in fiscal 2007:

		Weighted Avg.	Aggregate
	Number of Shares	Exercise Price	Intrinsic Value
Balance at March 31, 2005	1,720,859	$3.96
Granted	330,000	3.20
Exercised	(33,666)	1.36
Cancelled	(128,866)	4.94

Balance at March 31, 2006	1,888,327	3.80
Options granted	686,000	2.46
Options exercised	(175,849)	1.75
Options surrendered	(228,612)	3.10

Balance at March 31, 2007	2,169,866	$3.62	$1,125,000

Options exercisable at March 31, 2007	1,666,282	$3.95	$759,000

The weighted average fair value of stock options granted during 2007 and 2006 was $2.02 and $2.74, respectively. The weighted average fair value of stock options vested during 2007 and 2006 was $3.24 and $3.86, respectively. The total intrinsic value of options exercised during the years ended March 31, 2007 and 2006 was $170,600 and $56,000, respectively.
The following table summarizes information about stock options outstanding at March 31, 2007:

		Weighted
		average
	Number	remaining
Exercise	of shares	life in	Number
price	outstanding	years	exercisable
$1.10	251,000	0.43	251,000
1.82	135,000	4.41	45,000
2.10	10,000	4.17	2,500
2.25	18,000	0.41	18,000
2.40	10,000	3.99	5,000
2.47	10,000	2.15	0
2.50	300,000	9.14	100,000
2.52	10,000	4.66	2,500
2.63	98,000	6.85	0
2.70	10,000	0.13	5,000
2.75	30,000	2.57	30,000
2.80	53,000	0.62	50,750
2.85	61,666	2.04	29,999
2.90	10,000	4.58	3,333
3.00	100,000	8.63	100,000
3.45	40,000	2.92	0
3.50	10,000	1.51	10,000
3.75	5,000	2.29	5,000
3.80	20,000	3.51	20,000
4.10	500	2.86	500
4.20	25,000	0.15	25,000
5.19	500,000	7.76	500,000
5.30	462,700	2.48	462,700

	2,169,866		1,666,282

The Company determines the fair value of the option awards using the Black-Scholes option pricing model. The Company used the following weighted-average assumptions to value the options granted in fiscal 2007 and 2006.

	2007	2006
Expected life in years	6.92	6.52
Risk-free interest rate (%)	4.92%	4.39%
Expected volatility (%)	102.5%	116%
Expected dividend yield	0%	0%
The expected life selected for options granted represents the period of time the Company expects options to be outstanding based on historical data of option holder exercise and termination behavior for similar grants. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury rate over the expected life at the time of grant.

Expected volatility is based upon historical volatility of the Company’s stock. The Company estimated the forfeiture rate for stock awards to range from 0% to 8.7% in 2007 based on the historical employee turnover rates. The expected life of the options is based on the historical life of previously granted options which are generally held to maturity.
As of March 31, 2007 the Company had approximately $693,000 of unrecognized compensation cost related to share-based payments projected to be recognized over a weighted-average period of approximately 1.8 years.
Proceeds from exercise of stock options were $307,000 and $45,700 in fiscal 2007 and 2006, respectively.
Accelerated Vesting. In February 2006, the Company’s Board of Directors approved a plan to accelerate the vesting of out-of-the-money, unvested stock options previously granted to the Company’s employees, officers and directors. The Company considered an option “out-of-the-money” if the stated exercise price exceeded $2.85, the then closing price of the Company’s common stock. Pursuant to this action, options to purchase approximately 0.4 million shares of the Company’s common stock with a weighted average exercise price of $4.49 per share became exercisable immediately.
The Company accelerated the vesting of options in fiscal 2006 to minimize the amount of compensation expense it would otherwise recognize upon adoption of SFAS No. 123(R) on April 1, 2006. None of these options had intrinsic value at the acceleration date under APB Opinion No. 25. The Company estimates that acceleration of the vesting of these options reduced the pre-tax stock option expense by approximately $1.4 million, in the aggregate, calculated using the Black-Scholes option valuation model, that it would otherwise recognize over the next three fiscal years, upon adoption of SFAS No. 123(R). This amount is included in the fiscal 2006 pro forma net loss computation shown in Note 1 to the consolidated financial statements.
Warrants. As of March 31, 2007, the Company had issued and outstanding warrants to purchase an aggregate of 2,166,478 common shares, at a weighted average exercise price of $3.79.
In connection with the equity offerings of April 2005 private placement, August 2006 private placement and December 2006 follow-on offering, the Company issued five-year warrants to purchase 1,180,928, 764,500, 121,050 common shares, respectively, at exercise prices of $4.75, $2.50 and $2.40 per share, respectively.
As part of a consulting agreement with CCRI Corporation, the Company issued five-year warrants in April 2003 and November 2003, each to purchase 50,000 shares of common stock at a per share price of $3.00 and $5.00, respectively.
Proceeds from exercise of warrants were approximately $1.3 million and $0 in fiscal 2007 and 2006, respectively.
In April 2005, the Company recognized a liability and an equity charge of $1.4 million associated with the reissue of certain warrants. At each subsequent reporting period, the Company recognized in other income (expense) the change in fair value of the warrants due to the change in the value of the Company’s common stock issuable upon exercise of these warrants. In March 2007, upon exercise of the warrants and at the end of warrant exercise period, the Company reclassified a warrant liability of $0.7 million to equity.
Other Comprehensive Loss. Other comprehensive loss consists of accumulated translation adjustment, and pension related items as follows:

	Accumulated	Accumulated
	translation	additional pension
	adjustment	liability	Total
Balance at March 31, 2005	$(64,573)	$(65,784)	$(130,357)
Translation adjustment	(206,356)	—	(206,356)
Pension related	—	(123,302)	(123,302)

Balance at March 31, 2006	$(270,929)	$(189,086)	$(460,015)
Translation adjustment	178,359	—	178,359
Pension related	—	(17,268)	(17,268)

Balance at March 31, 2007	$(92,570)	$(206,354)	$(298,924)

4. Commitments and Contingencies
Restructuring Reserve. In the fourth quarter of fiscal 2007, the Company announced plans to close its Eindhoven, The Netherlands manufacturing facility and transition the production to its facility in Minnesota. At March 31, 2007, the Company has provided a restructuring reserve of $221,259, related to severance pay for three employees.
Royalties. The Company has received an absolute assignment of a patent relating to the Macroplastique Implantation System, in return for a royalty of 10 British Pounds for each unit sold during the life of the patent. Under the terms of an agreement with former officers and directors of the Company, the Company pays royalties equal to between three percent and five percent of the net sales of certain Macroplastique products, subject to a specified monthly minimum of $4,500. The royalties payable under this agreement will continue until the patent referenced in the agreement expires in 2010. The Company recognized an aggregate of $180,000 and $168,000 of royalty expense, under these agreements in fiscal 2007 and 2006, respectively.
In April 2005, the Company entered into an exclusive manufacturing and distribution agreement with CystoMedix, Inc. for the Urgent PC product. The agreement required the Company to pay CystoMedix an aggregate of $475,000 (an initial payment of $225,000 and an additional payment of $250,000 in 12 equal monthly installments) and a 7% royalty payment on product sales to the extent the cumulative royalty amount exceeds $250,000. In April 2007, the Company acquired from CystoMedix certain intellectual property assets related to the Urgent PC product and terminated the April 2005 exclusive manufacturing and distribution agreement (see Note 9, Subsequent Events).
Purchase Requirements. The Company has an exclusive distribution agreement with CL Medical through December 2010, allowing the Company to market and sell the I-Stop urethral sling in the United Kingdom. Under the agreement, the Company is required to purchase a minimum of $347,000 of units in calendar 2007, increasing to $500,000 of units in calendar 2010, for an aggregate commitment of approximately $2 million of units over the calendar period 2007 to 2010, subject to periodic adjustment based on the value of the euro. In addition, the Company has commitments, generally for periods of less than two years, to purchase from various vendors finished goods and manufacturing components under issued purchase orders.
Operating Lease Commitments. The Company leases office, warehouse, and production space under three operating leases and leases various automobiles for its European employees. At March 31, 2007, approximate future minimum lease payments under noncancelable operating leases with an initial term in excess of one year are as follows:

2008	$271,000
2009	239,000
2010	187,000
2011	185,000
2012	184,000
Thereafter	307,000

$1,373,000

Total operating lease expenses were $392,000 and $355,000 in fiscal 2007 and 2006, respectively.
Employment Agreements. The Company has entered into employment agreements with certain officers, the terms of which, among other things, specify a base salary subject to annual adjustment by mutual agreement of the parties, and a severance payment to the employee upon employment termination without cause. The Company provides for various severance amounts payable under the agreements after employment termination. Contemporaneously with the execution of their employment agreement, some of the officers executed an Employee Confidentiality, Inventions, Non-Solicitation, and Non-Compete Agreement. This agreement prohibits the employee from disclosing confidential information, requires the employee to assign to the Company without charge all intellectual property relating to the Company’s business which is created or conceived during the term of employment, prohibits the employee from encouraging employees to leave the employment of the Company for any reason and prohibits competition with the Company during the term of employment and for a specified term thereafter.
Product Liability. The medical device industry is subject to substantial litigation. As a manufacturer of a long-term implantable device, the Company faces an inherent risk of liability for claims alleging adverse effects to the patient. The Company currently carries $2 million of worldwide product liability insurance. There can be no assurance, however, that the Company’s existing insurance coverage limits are adequate to protect it from any liabilities it might incur.

5. Savings and Retirement Plans
The Company sponsors various plans for eligible employees in the United States, the United Kingdom (UK), and The Netherlands. The Company’s retirement savings plan in the United States conforms to Section 401(k) of the Internal Revenue Code and participation is available to substantially all employees. The Company may also make discretionary contributions ratably to all eligible employees. The Company’s contributions in fiscal 2007 and 2006 in the United States were made in the form of Company common stock and became fully vested when made. The total contribution expense associated with these plans in the United States was $44,385 and $0 for the fiscal 2007 and 2006, respectively.
The Company’s international subsidiaries have defined benefit retirement plans for eligible employees. These plans provide benefits based on the employee’s years of service and compensation during the years immediately preceding retirement, termination, disability, or death, as defined in the plans. The UK subsidiary’s defined benefit plan was frozen on December 31, 2004. On March 10, 2005, the UK subsidiary established a defined contribution plan. The Netherlands defined benefit retirement plan was closed for new participants as of April 1, 2005. On April 1, 2005, The Netherlands subsidiary established a defined contribution plan for new employees. The total contribution expense associated with the defined contribution plans in The Netherlands and the United Kingdom was $52,704 and $46,079 for fiscal 2007 and 2006, respectively.
On March 31, 2007, the Company adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, or SFAS 158. SFAS 158 requires companies to recognize a net asset or liability with an offset to equity, for the amount by which the defined-benefit-postretirement obligation is over or under-funded. The adoption of SFAS 158 had the following impact on individual captions in its consolidated balance sheet as of March 31, 2007:

	Before Adoption of		After Adoption of
	SFAS 158	Adjustments	SFAS 158
Deferred Tax Assets, non current	$59,250	$34,570	$93,820

Accrued Pension Liability	460,457	135,569	596,026

Accumulated additional pension liability	$(206,376)	$22	$(206,354)
In the fourth quarter of fiscal 2007, the Company announced a plan to restructure its manufacturing operations. The restructuring resulted in a curtailment of $98,146 in the projected benefit obligation and a curtailment gain, recognized as a reduction in net periodic benefit cost, of $205,441 in fiscal 2007.
As of March 31, 2007 and 2006, the Company held all the assets of the U.K. and The Netherlands pension plans in Swiss Life Insured Assets.
The Company projects the following pension benefit payments, which reflect expected future service, for the U.K., and the Netherlands defined benefit plans, for the fiscal year ended March 31 2007:

2008	$219
2009	469
2010	753
2011	1,077
2012	1,446
2013 to 2017	138,026

$141,990

The Company expects to contribute approximately $299,396 to the U.K. and The Netherlands defined benefit pension plans during fiscal 2008. In The Netherlands no contributions were made to the plan in the year ended March 31, 2007.
The following summarizes the change in benefit obligation and the change in plan assets for the years ended March 31, 2007 and 2006:

	2007	2006
Changes in benefit obligations:
Projected benefit obligation, beginning of year	$2,475,952	$2,062,036
Service cost	185,494	170,319
Interest cost	124,605	99,773
Other	21,961	11,486
Actuarial result	(465,301)	278,123
Curtailment	(98,146)	—
Plan amendment	(700,319)	—
Foreign currency translation	226,107	(145,785)

Projected benefit obligation, end of year	$1,770,353	$2,475,952

Changes in plan assets:
Plan assets, beginning of year	$1,406,317	$1,246,402
Contributions to plan	43,918	201,184
Benefits paid	—	—
Management cost	(27,783)	(23,112)
Actual return on assets	(385,737)	70,681
Foreign currency translation	137,613	(88,838)

Plan assets, end of year	$1,174,328	$1,406,317

The funded status of the Company’s pension retirement plans at March 31, 2007 and 2006, are as follows:

	2007	2006
Funded status	$(596,026)	$(1,069,635)
Unrecognized net transition obligation (assets)	—	—
Unrecognized net actuarial loss (gain)	755,358	824,876
Unrecognized prior service costs (benefit)	(514,413)	(228,406)

Net amount recognized	$(355,081)	$(473,165)

The amount recognized in other comprehensive income at March 31, consists of:

	2007	2006
Unrecognized net transition cost	$—	$—
Unrecognized net prior service (benefit)/cost	(514,413)	—
Unrecognized net (gains)/losses	755,359	228,406

Additional Other Comprehensive Income	$240,946	$228,406

Information for the Company’s plans with an accumulated benefit obligation in excess of plan assets at March 31, 2007 and 2006 is as follows:

	2007	2006
Projected benefit obligation	1,770,353	2,475,952
Accumulated benefit obligation	1,437,953	1,880,195
Fair value of plan assets	1,174,328	1,406,317
The cost of the Company’s defined benefit retirement plans in The Netherlands and United Kingdom include the following components for the years ended March 31, 2007 and 2006:

	2007	2006
Gross service cost, net of employee contribution	$185,494	$170,319
Interest cost	124,605	99,773
Management cost	24,375	23,112
Expected return on assets	(71,557)	(57,730)
Curtailment gain	(205,441)	—
Amortization	42,691	34,698

Net periodic retirement cost	$100,167	$270,172

Major assumptions used in the above calculations include:

	2007	2006
Discount rate	4.90-5.30%	4.25-5.00%
Expected return on assets	4.90-5.00%	4.00-5.00%
Expected rate of increase in future compensation:
general	3%	3%
individual	0%-3%	0%-3%
6. Income Taxes
The components of income tax expense (benefit) for the years ended March 31, 2007 and 2006, consist of the following:

	2007	2006
Income tax provision:
Current:
U.S. and state	$—	$—
Foreign	122,811	(36,744)
Deferred:
U.S. and state	—	—
Foreign	23,525	(10,129)

Total income tax expense (benefit)	$146,336	$(46,873)

Effective tax expense (benefit) differs from statutory federal income tax expense (benefit) for the year ended March 31, 2007 and 2006 as follows:

	2007	2006
Statutory federal income tax benefit	$(1,643,365)	$(1,560,459)
Foreign tax	(57,766)	26,822
Valuation allowance increase	1,363,043	1,437,790
Other	484,424	48,974

	$146,336	$(46,873)

Deferred taxes as of March 31, 2007 and 2006 consist of the following:

	2007	2006
Deferred tax assets:
Pension liability	$106,828	$93,368
Stock option	246,959	—
Other reserves and accruals	105,209	39,201
Deferred profit on intercompany sales	202,590	99,350
Net operating loss carryforwards	6,515,226	5,599,391

	7,176,812	5,831,310

Less valuation allowance	(7,082,993)	(5,719,949)

	$93,819	$111,361

At March 31, 2007, the Company had U.S. net operating loss carryforwards (NOL) of approximately $18 million for U.S. income tax purposes, which expire in 2014 through 2025, and NOLs in the U.K. of $199,000, which the Company can carry forward indefinitely. U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions. In addition, future utilization of NOL carryforwards are subject to certain limitations under Section 382 of the Internal Revenue Code. This section generally relates to a 50 percent change in ownership of a company over a three-year period. The Company believes that the issuance of its common stock in the December 2006 follow-on public offering resulted in an “ownership change” under Section 382. Accordingly, the Company’s ability to use NOL tax attributes generated prior to December 2006 may be limited.
The Company provides for a valuation allowance when it is more likely than not that the Company will not realize a portion of the deferred tax assets. The Company has established a valuation allowance for U.S. and certain foreign deferred tax assets due to the uncertainty that enough income will be generated in those taxing jurisdictions to utilize the assets. Therefore, the Company has not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements. The deferred tax asset increased by $1,346,000 and $1,447,000, respectively in fiscal 2007 and 2006. The related valuation allowance increased by $1,363,000 and $1,438,000, respectively, in fiscal 2007 and 2006.
The Company has not provided for U.S. deferred income taxes at March 31, 2007 for the undistributed earnings from non-U.S. subsidiaries. Those earnings are considered to be permanently reinvested in accordance with Accounting Principles Board (APB) Opinion 23 and will not be remitted to the U.S.
7. Business Segment Information
The Company is a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. The Company offers minimally invasive products to treat urinary incontinence and overactive bladder symptoms, as well as products to treat fecal incontinence. The Company markets its soft tissue bulking material for additional indications, including the treatment of vocal cord rehabilitation and soft tissue facial augmentation. In addition, the Company is a distributor of specialized wound care products in The Netherlands and United Kingdom. The Company sells its products in and outside of the United States. The Company recently expanded its sales, marketing and reimbursement organizations in the U.S.

Based upon the above, the Company operates in only one reportable segment consisting of medical products, primarily for the voiding dysfunctions’ market served by urologists, urogynecologists, gynecologists and colorectal surgeons.
Information regarding operations in different geographies for the years ended March 31, 2007 and 2006 is as follows:

	United	The	United
	States	Netherlands	Kingdom	Eliminations*	Consolidated
Fiscal 2007

Sales to customers	$2,910,941	$5,933,773	$2,089,537	$(2,623,250)	$8,311,001

Income tax expense (benefit)	—	146,336	—	—	146,336

Net income (loss)	(5,161,613)	362,639	105,027	(282,943)	(4,976,890)

Long-lived assets at March 31, 2007	986,875	745,269	7,698	—	1,739,842

Fiscal 2006

Sales to customers	$871,151	$4,830,203	$1,711,585	$(1,270,327)	$6,142,612

Income tax benefit	—	(46,873)	—	—	(46,873)

Net income (loss)	(4,572,337)	(99,012)	(107,828)	236,464	(4,542,713)

Long-lived assets at March 31, 2006	767,984	717,692	5,366	—	1,491,042

*	Represents intercompany transactions.
8. Corporate Liquidity
The Company’s future liquidity and capital requirements will depend on numerous factors including: the timing and cost involved in manufacturing scale-up and in expanding the sales, marketing and distribution capabilities in the United States markets; the cost and effectiveness of the marketing and sales efforts with respect to existing products in international markets; the effect of competing technologies and market and regulatory developments; and the cost involved in protecting proprietary rights. The Company believes it has sufficient cash on hand and access to existing credit facilities to meet its projected fiscal 2008 needs. However, because the Company has not yet achieved profitability and does generate positive cash flows, it will need to raise additional financing to support its operations and planned growth activities beyond fiscal 2008.
9. Subsequent Events
In April 2007, the Company acquired from CystoMedix, Inc., certain intellectual property assets related to the Urgent PC neuromodulation system. In consideration, the Company issued CystoMedix 1,417,144 shares of common stock valued at approximately $4.7 million. The shares issued to CystoMedix will become eligible for public resale beginning in April 2008. With the closing of the April 2007 transaction, the April 2005 exclusive manufacturing and distribution agreement terminated, pursuant to which CystoMedix granted the Company the right to manufacture and sell the Urgent PC system in the United States and certain European countries.
In May 2007, the Company entered into an amended business loan agreement with Venture Bank. The agreement, expiring in May 2008, provides for a credit line of up to $1 million secured by the assets of the Company. The Company may borrow up to 50% (to a maximum of $500,000) of the value of the eligible inventory on hand in the U.S. and 80% of the eligible U.S. accounts receivable value. To borrow any amount, the Company must maintain consolidated net equity of at least equal to $3.5 million, as well as maintain other financial covenants on a quarterly basis. The bank charges interest on the loan at a per annum rate of the greater of 7.5% or one percentage point over the prime rate.

Exhibit 21.0
UROPLASTY, INC. AND SUBSIDIARIES
Subsidiaries of the Company
The following are wholly owned subsidiaries of Uroplasty, Inc:
Uroplasty BV
Hofkamp 2
6161 DC Geleen
The Netherlands
Uroplasty, Ltd
Salisbury House
54 Queens Road
Reading
Berkshire, RG1 4AZ
United Kingdom

Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Uroplasty, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-137410, 333-137409, 333-107110 and 333-30372) on Form S-8 of Uroplasty, Inc. and Subsidiaries of our report dated June 6, 2007, with respect to the consolidated financial statements which appear in this annual report on Form 10-KSB of Uroplasty, Inc. for the year ended March 31, 2007.
/s/ McGladrey & Pullen, LLP
Minneapolis, Minnesota
June 6, 2007

Exhibit 31.1
CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, David B. Kaysen, certify that:
1. I have reviewed this report on Form 10-KSB for the year ended March 31, 2007 of Uroplasty, Inc. (the “Small Business Issuer”);
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Small Business Issuer as of, and for, the periods presented in this report;
4. The Small Business Issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Small Business Issuer and have:
(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Small Business Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) evaluated the effectiveness of the Small Business Issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and
(c) disclosed in this report any change in the Small Business Issuer’s internal control over financial reporting that occurred during the Small Business Issuer’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Small Business Issuer’s internal control over financial reporting; and
5. The Small Business Issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Small Business Issuer’s auditors and the audit committee of the Small Business Issuer’s board of directors (or persons performing the equivalent function):
(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Small Business Issuer’s ability to record, process, summarize and report financial information; and
(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Small Business Issuer’s internal control over financial reporting.
Date: June 6, 2007

By	/s/ David B. Kaysen
David B. Kaysen
President and Chief Executive Officer

Exhibit 31.2
CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, Mahedi A. Jiwani, certify that:
1. I have reviewed this report on Form 10-KSB for the year ended March 31, 2007 of Uroplasty, Inc. (the “Small Business Issuer”);
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Small Business Issuer as of, and for, the periods presented in this report;
4. The Small Business Issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Small Business Issuer and have:
(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Small Business Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) evaluated the effectiveness of the Small Business Issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and
(c) disclosed in this report any change in the Small Business Issuer’s internal control over financial reporting that occurred during the Small Business Issuer’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Small Business Issuer’s internal control over financial reporting; and
5. The Small Business Issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Small Business Issuer’s auditors and the audit committee of the Small Business Issuer’s board of directors (or persons performing the equivalent function):
(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Small Business Issuer’s ability to record, process, summarize and report financial information; and
(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Small Business Issuer’s internal control over financial reporting.
Dated: June 6, 2007

By	/s/ Mahedi A. Jiwani
Mahedi A. Jiwani
Vice President, Chief Financial Officer and Treasurer

Exhibit 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Uroplasty, Inc. (the “Company”) on Form 10-KSB for the year ended March 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David B. Kaysen, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:
(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.
Dated: June 6, 2007

By	/s/ David B. Kaysen
David B. Kaysen
President and Chief Executive Officer

Exhibit 32.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Uroplasty, Inc. (the “Company”) on Form 10-KSB for the year ended March 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Mahedi A. Jiwani, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:
(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.
Dated: June 6, 2007

By	/s/ Mahedi A. Jiwani
Mahedi A. Jiwani
Vice President, Chief Financial Officer and Treasurer